1|4

07028048

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cardno Limited

*CURRENT ADDRESS Level 1
5 Gardner Close
Milton QLD 4064
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35132

FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: EBC

DAT: 11/16/07



2006 Annual Report

Cardno
Shaping the Future

AR/S
6-30-06



Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure.

Cardno is committed to its:

- clients
- people
- growth
- quality
- performance

Front cover: Structural designs provided by Cardno Alexander Browne for the Cutting Edge Building in Brisbane, Queensland.


Cardno
Shaping the Future

Contents

Cardno is an integrated professional services provider delivering specialist advice to create or improve the physical and social infrastructure that underpins communities around the globe. Our team is comprised of leading advisors who plan, design, manage and deliver sustainable projects or programs.






Cardno was founded in 1945 and from its foundations as an engineering consultancy the company has diversified and grown. In May 2004, Cardno listed on the Australian Stock Exchange to position the company for further growth.

Cardno is a successful, dynamic organisation. We aim to be the best at what we do while delivering shareholder value. During the 2005/6 financial year Cardno grew substantially. Our performance was solid, demonstrating sound management and demand for services.

Since the 2004/5 financial year the business' growth and success has been demonstrated via:

- Opening of six new offices in Australia and overseas
- Five acquisitions
- 86% growth in turnover
- 82% growth in after tax profit
- 63% growth in earnings per share
- 66% growth in share price
- 17% growth in staff numbers.

Cardno's share price performance has been strong relative to the major comparative indices.

Summary of Key Events throughout the Year

- **July 2005**
  Cardno's rights issue closed oversubscribed in June 2005 and the funds were used in early July for the settlement of the acquisition of Cardno Acil.
- **August 2005**
  Cardno finalised the acquisition of traffic and transport specialist, Eppell Olsen & Partners further developing representation in Brisbane and the Gold Coast.
- **September 2005**
  Cardno finalised the acquisition of social infrastructure international development assistance company, UK-based Agrisystems, adding representation in Buckinghamshire, England; and Nairobi, Kenya.
- **December 2005**
  Cardno finalised the acquisition of consulting engineering and geotechnical firm, Ullman & Nolan, adding further representation in Mackay and Brisbane, Queensland, and Darwin in the Northern Territory.
- **January 2006**
  Office opened in Abu Dhabi, in the United Arab Emirates upon securing a major infrastructure privatisation project.
- **March 2006**
  Cardno celebrated 70 years of operation in New South Wales.
- **April 2006**
  Cardno finalised the acquisition of consulting engineering and spatial science specialists, Forbes Rigby, adding representation in Wollongong, New South Wales.
- **June 2006**
  Cardno finalised the acquisition of Perth-based urban and land development consultant, Gilbert Rose, further expanding Cardno's civil engineering skills in Western Australia.

Share Price Increase


S&P ASX 300

Revenue


Millions

Net Profit After Tax


Millions


Buckinghamshire
Beijing
Abu Dhabi
Nairobi
Jakarta
Darwin
Port Moresby
Brisbane
Canberra
Sydney
Perth
Melbourne
Portland
Washington
Miami

Offices · Project Offices · Key Current Division Projects

Chairman's Review



Cardno has reinforced its position as a leading professional services organisation and strengthened its reputation as a listed company with proficiency for managing growth and delivering returns to shareholders.

The successful growth strategy of previous years continued in 2006 with revenues increasing by 86.5% and after tax profits increasing by 82.4%. Five strategic acquisitions were completed throughout the financial year adding $27.7 million to 2006 revenue. Our performance through the reporting period strengthens Cardno's solid position and builds on the record year in 2005.

During the reporting period Cardno consolidated its position as a leading provider of professional services in both physical and social infrastructure. Building on the acquisition of ACIL in May 2005, Cardno acquired UK-based Agrisystems in September 2005. This acquisition has helped Cardno gain a foothold in the European funded aid market and supports our goal of international growth. I am pleased to report the acquisition of ACIL (renamed Cardno Acil in December 2005) has met expectations and increased fee revenues.

The integration of the physical and social infrastructure international teams is progressing well, with more than $150 million in contracts under management secured since the merger with ACIL in May 2005. As Cardno Agrisystems is further integrated into the Cardno group we anticipate additional success in this area.


Moving forward
Our performance through the reporting period strengthens Cardno's solid position and builds on the record year in 2005.

The Directors have resolved to pay a fully franked final dividend of 10 cents per share on 6 October, 2006. Following the interim dividend of nine cents per share in April 2006, this will result in an annual dividend of 19 cents per share, which is above last year's total of 14 cents. The combination of this level of dividend with the appreciation in the value of Cardno shares traded on the ASX indicates the very positive total shareholder return from Cardno for the year.

On 7 July, 2006, Ron Fisher, a long standing Director and Chief Financial Officer retired. Ron's contribution to Cardno's growth and prosperity throughout his period of service was significant and we wish him well in his retirement. We welcome Jeff Forbes as his replacement. Jeff has had an extensive career most recently as Director and Chief Financial Officer of the listed company Highlands Pacific and we are confident that Jeff will play a leading and important role in Cardno's future management.

Our Managing Director, Andrew Buckley and Cardno's professional and committed staff have made this an outstanding year of achievement and we congratulate them on their performance.

The Board remains committed to the continuation of Cardno's successful performance and growth strategy. We are proud of our people and their achievements speak for themselves. We also appreciate the support of our shareholders and all stakeholders, and look forward to delivering strong shareholder value well into the future.

John Massey Chairman



Above: Lighthorse Interchange on WM7 project, Sydney.

Shaping the future

Cardno has become a multidisciplinary professional services organisation, providing physical and social infrastructure to communities around the world.



Managing Director's Message



2006 has been another standout year for Cardno. As we move into our third full financial year as a listed company, I can reflect proudly on Cardno's achievements, significant growth and business success. With our new partners and expanded capabilities, Cardno's core business has diversified. Cardno has become a multidisciplinary professional services organisation, providing physical and social infrastructure to communities around the world. With established offices in eight countries we are fast becoming a global business.

Cardno's financial performance for the 2006 financial year has again exceeded expectations. Cardno achieved a net profit after tax of $12.7 million for the financial year ended June 2006 which was an 82.4% increase on the net profit after tax of $6.9 million recorded in the 2005 financial statements. Revenue was $186.75 million which was 86.5% more than the previous year. Basic earnings per share increased by 62.6% over the same period, from 19.29 cents to 31.37 cents in the current financial year.

Cardno's strong financial performance reflects the ongoing buoyant market conditions for consulting engineering and professional services in Australia. Cardno's domestic presence has been consolidated by the acquisition of traffic and transport specialist Eppell Olsen (offices in Brisbane and the Gold Coast), and the acquisition of engineering and geotechnical consultancy Ullman & Nolan (offices in Darwin, Brisbane and Mackay) during the first half of the financial year. More recently, the acquisitions of Wollongong-based civil engineering and spatial science specialist Forbes Rigby and Perth-based civil engineers Gilbert Rose have worked to affirm Cardno's national presence and expand our range of capabilities. These acquisitions have followed Cardno's strategic goals of expanding geographic representation and diversification of our capabilities and disciplines.

During the first half of the financial year Cardno also purchased Agrisystems, a UK-based professional services firm that designs and implements development assistance programs and projects in developing countries, predominantly in Africa and central Asia. This acquisition has further advanced Cardno's position as a leading supplier of social infrastructure services to the international development assistance market and builds on the successful acquisition of the Cardno Acil business in the previous financial year. The continuing trend towards delivering integrated social and physical infrastructure services in the international development assistance market aligns strongly with Cardno's business model.

As a business that has grown significantly via acquisitions, Cardno works hard to ensure the retention of staff and clients in merged operations. Cardno's successful acquisition strategy is to identify profitable well-managed businesses with complementary coverage either geographically or by professional discipline. This strategy has ensured that new businesses add value to the ongoing operations of the Cardno group. One of the main ways this is achieved is via the ability to cross sell services to clients of merged businesses. Cardno's success is also attributed to our healthy organic growth and positive reputation.

XP Software continued to operate profitably during the year and the development and release of the enhanced version of XP Software's flagship product, XPSWMM version 10, was a highlight.

In January 2006, Cardno further expanded its international operations, opening an office in Abu Dhabi, United Arab Emirates. Through the opening of the office, Cardno can broaden its experience, expand career opportunities for staff and further diversify its revenue streams.

By the end of June 2006, Cardno had grown to employ almost 1400 staff in 60 offices in 27 countries (including project offices).

During 2006 Cardno confirmed its strategic plan for the next four years – to continue to be a growing, dynamic company. With the increased diversity in the business, Cardno recognised the need to revise and reinvigorate the company's vision and mission statements.

Cardno's vision is to be a world leader in the provision of professional services for the improvement of physical and social infrastructure.

I am proud to lead a team of professionals who help shape the future, and who have set themselves the goal of being a world leader in our market of choice. After nine years as Managing Director, I am constantly enthused by Cardno's performance, dynamism and sustained energy.

Into 2007 Cardno's outlook is positive with Australian markets remaining active and the international development assistance markets continuing to grow. On behalf of the Cardno Limited Board and staff of the Cardno group of companies, I look forward to reporting a prosperous and productive 2007.

Andrew Buckley Managing Director

Opposite page, Top: Port of Melbourne Channel Deepening Project and Bolte Bridge, Melbourne. Bottom: Basic Education Program, Indonesia. Image courtesy of Rob Huibers / Panos Pictures.

Overview of Business Activity

Cardno is proud of its track record. With the commitment of staff, the loyalty of clients and the support of shareholders, Cardno has succeeded in developing and growing in both the Australian domestic market and internationally.

Cardno's business is structured to deliver accountability and responsibility at all levels. Our structure empowers local managers to make decisions appropriate for the market. More than 40 business units, operating in Australia and internationally, report to one of five divisions. Locally and globally, Cardno companies have delivered and facilitated a diverse range of projects and programs throughout the 2005/6 financial year.

Below: Aerial view of Salt, Kingscliff.





Queensland and Northern Territory Division

The Queensland and the Northern Territory Division has experienced strong market conditions through the year. The Queensland Government and local authorities are investing in the infrastructure sector and population growth continues to support the State's economy.

Growth was delivered organically and through two acquisitions. The addition of new capabilities via traffic and transport specialists, Eppell Olsen & Partners has expanded Cardno's range of capabilities. The addition of Ullman & Nolan increases Cardno's representation to nine Queensland offices. Cardno is now positioned as one of the most represented infrastructure consulting firms in the State. Cardno has also experienced strong growth in structural design for institutional buildings, securing work at the Mater and Wesley Hospitals as well as providing health, education and law and order projects.

Key Division Projects

Gold Coast Desalination Plant, Gold Coast

Cardno is providing engineering and design services to the GCD Alliance to establish of a 125ML/d reverse osmosis seawater desalination plant to produce potable water on the Gold Coast.

Salt, Kingscliff

Salt is a unique mixed-use residential and tourism precinct on the Tweed Coast in Northern New South Wales. The development includes the construction of 433 residential allotments plus an Outrigger Resort (318 rooms) and a Peppers Resort (346 rooms). Cardno has been the Project Manager since the design and construction phase and is the civil, structural and environmental engineer for the project.

Millennium Coal Mine, Bowen Basin

Cardno Ullman Nolan has conducted the geotechnical investigation and construction materials search for the Millennium Open Cut Coal Mine in the Bowen Basin, 150km west of Mackay. The mine aims to produce coking coal at a rate of 1.5 million tonnes in its first year increasing to 3 million tonnes thereafter.



Paul Gardiner
Division Manager







International Division

The international development assistance markets are experiencing significant change including increases in country aid programs and a growing emphasis on infrastructure and security as well as the traditional programs focusing on governance, capacity building, HIV and AIDS, health, education, law and justice and natural resource management.

Cardno has expanded its representation in the international development assistance market with the acquisition of UK-based Agrisystems. With permanent offices in Kenya and the UK, and project offices in Asia and Eastern Europe, this acquisition will help the international development assistance teams better service clients and position Cardno to win further contracts across the world. A number of significant International projects undertaken have been secured as a direct result of the combination of Cardno Acil's integrated physical and social infrastructure capability.

Key Division Projects

Basic Education Program, Indonesia

˜ardno Acil secured a program to support the Government of Indonesia's long term education reform rogram. This will be achieved through the provision of field supervision services for community based onstruction of up to 3,000 schools in 18 provinces across Indonesia.

echnical Assistance on Procurement, Quality Assurance and Monitoring (PQAM) for BRR ı Aceh and Nias, Indonesia

ardno Acil provided procurement, quality assurance and monitoring assistance for over 1,000 locally elivered infrastructure projects for Badan Rehabilitasi dan Rekonstruksi (BRR), the Indonesian Government gency responsible for the reconstruction of Aceh and Nias following the 26 December 2004 tsunami.

aw and Justice Sector Program (LJSP), Papua New Guinea

his AusAID funded program seeks to promote the rule of law in PNG by supporting and revitalising ervice delivery mechanisms and processes in the Law and Justice sector in Papua New Guinea. LJSP ıns over five years and is the largest program AusAID has let to date to a management contractor.

echnical Assistance to the Private Sector Support Program, Swaziland

ardno Agrisystems manages this four-year European Commission funded national program which focuses on developing the Swaziland Tourism Authority by providing support to small and medium enterprises as well as promoting investment through the Swaziland Investment Promotion Authority.



Stephen Moss
Division Manager









New South Wales/Australian Capital Territory/ Victoria Division

Cardno's New South Wales' operations continued to expand during the year, in part due to the acquisition of well-respected Wollongong firm Forbes Rigby. With this acquisition Cardno now has four offices in New South Wales, positioning it to meet the demands of Sydney and growth cities of Gosford, Wollongong and Parramatta. Cardno also has an office in Melbourne.

Throughout the year, the Cardno team was awarded several key contracts. The firm has been appointed to the Minto Redevelopment, an urban renewal project involving approximately 1,000 properties over 10 years. Other projects of note include the Vicentia Development for Stockland and the Sydney Airport redevelopment.

The Canberra office has had another successful year working for the Canberra Investment Corporation, Canberra Airport and Flemington Racecourse. At the New South Wales Stormwater Industry Association Awards, Cardno's skills were recognised winning five of a possible nine awards.



Roger Collins-Woolcock
Division Manager

Key Division Projects

No 5 Blast Furnace Reline Project – BlueScope Steel, Port Kembla Steelworks

BlueScope Steel plans to reline No. 5 Blast Furnace at the Port Kembla Steelworks in 2007 and Cardno Forbes Rigby is assisting with detailed structural design for the project. The furnace operates continuously and is expected to function with improved reliability and productivity after the reline.

Canberra International Airport, Canberra

The Canberra International Airport is currently developing major business and commercial precincts within the airport grounds. Cardno Young's civil and building hydraulics teams have had ongoing involvement in the design and construction surveillance of these projects.

Channel Deepening Project for Port of Melbourne Corporation, Melbourne

Cardno Lawson Treloar is working with the Port of Melbourne Corporation to increase the depth available for shipping in the Port of Melbourne. Cardno Lawson Treloar is advising on meteorological and oceanographic matters including wave climate, tide levels and monitoring systems, as well as providing numerical modelling services for an environment impact assessment. The team has also provided ship simulation services as part of the design process for the new channels.







Western Australia Division

Market conditions in Western Australia are very positive, driven by the resources sector boom resulting from growth in China's economy and rising commodity prices. Economists are predicting this will continue for some years, further driving population growth in Western Australia, which in turn results in a sound economy and strong development.

The WA Division has benefited from a number of large construction projects and successful tenders on new projects. During the period, Cardno acquired Gilbert Rose Consulting. Via this acquisition, Cardno gained a team of highly qualified staff and a well managed civil engineering land development business. As a result the Division's capacity to meet demand in land engineering services has been strengthened. During the year a water supply and sewerage services capability was also established.

The Division continues to work for a number of large land development contracts including Port Geographe and Vasse, both in the fast expanding region of Busselton.

Key Division Projects

Somerly, Perth

Somerly (an 1,800 lot residential subdivision) is one of the fastest growing projects in Perth's north-west corridor. It is jointly developed by Macquarie Real Estate Equity Funds and the State's public housing authority, with management by Urban Pacific. Cardno Gilbert Rose has provided design and construction administration services for the development's bulk earthworks and civil infrastructure.

Mindarie Regional Council – Resource Recovery Facility Project, Perth

The Cardno BSD/Meinhardt joint venture has worked closely with the Mindarie Regional Council since 2000 to provide a Resource Recovery Facility to produce compost from 100,000 tonnes per year of household rubbish collected from Perth's northern suburbs.



John King
Division Manager





Products and New Markets Division

This division supports Cardno's expansion across new geographic markets and the broadening of the firms' offering of services and products. Cardno has expanded as a result of the increasing global demand for quality consulting engineering and professional services. In January 2006, Cardno opened an office in Abu Dhabi and has secured a number of high profile projects. This vibrant market offers solid growth potential.

XP Software, a wholly owned subsidiary of Cardno, develops and markets a range of water modelling software products. XP Software's performance was strong, with record sales levels from Australia and distributors in Japan, South Korea and Malaysia. The recent release of a major upgrade of flagship product XPSWMM promises to boost sales internationally.

During the 2006 financial year Cardno continued to leverage increased profitability by commercialising its intellectual property. The promotional image of Cardno has been boosted with the revitalisation of its marketing material, the renewal of Cardno's positioning statement 'Shaping the Future', the successful 'Cardno Knows' advertising campaign and promotion of Cardno as an employer of choice.



Michael Renshaw
Division Manager

Key Division Projects

Abu Dhabi Sewerage Privatisation, United Arab Emirates

The Abu Dhabi Water and Electricity Authority selected Cardno as Technical Advisor to help privatise the ownership of the sewage treatment plants and the management of their sewerage distribution networks across the emirate of Abu Dhabi.

Development of Hydrodynamic 2D Surface Water Modelling Tool, Tokyo, Japan

XP Software was contracted by Nihhon Suiko Sekkei in Japan to develop a two-dimensional hydrodynamic surface water modelling system that would integrate with the existing stormwater and sewer pipe modelling software. The software can be used by engineers to simulate impacts of tsunamis, major/minor storm events, hurricanes and assist in developing disaster management plans.




FOMA

Finance and Group Services Division

The Financial Services Group provides accounting, tax, human resources, IT, commercial, risk management, internal audit and quality assurance services to Cardno's Divisions.



Jeff Forbes
Division Manager

During 2005/2006 the Finance Services Group focused on implementing a new management information system, BST Global. This system was successfully introduced in April 2006. The Division also facilitated standardising human resources systems across the company. This involved introducing an intranet-based self-service human resources facility, allowing staff and management to ensure records are accurate.

One of the key achievements of the Division has been the transition from Australian Generally Accepted Accounting Principals to the Australian Equivalents to International Financial Reporting Standards.

The Division also oversaw the upgrade of IT services within all domestic offices and almost all of the international offices accessing Cardno's intranet information system. During the reporting period, the Division also standardised its approach to risk management and quality assurance processes.

Below: Image courtesy of Trygve Bolstad / Panos Pictures.



Corporate Reports

Cardno's Divisions are complemented by the skills of a Corporate Executive and a Group Operations Manager.

Corporate Executive's Report

The Corporate Executive overviews cross divisional activities such as merger and acquisition implementation, Marketing Committee operation, and technical discipline operations, as well as providing assistance to the Managing Director in areas of communications and policy.

During the 2006 financial year, Cardno implemented a number of significant initiatives in these areas, intending to support and enhance the operational activities of the company. These included the establishment of the Merger Advisory Group, a revision of the operations of the Marketing Committee and the expansion of the Discipline Leader role.

The Merger Advisory Group advises the Managing Director and Division Managers on merger strategy, assists in evaluating potential opportunities and provides support to acquired businesses. In 2006, Cardno completed five acquisitions, which contributed over $27 million to Cardno's revenue.

Cardno's Marketing Committee is responsible for the development and maintenance of corporate branding and image across the group. A significant 2006 initiative was the 'Cardno Knows' campaign, which has been used to great effect in magazine and poster advertising.

Discipline Leaders within Cardno provide marketing, project and technical assistance in specialised areas for the geographically-based operational Divisions of the company. While the Business Unit remains the key focus of project delivery and client contact for the group, Discipline Leaders play an important role in keeping Cardno's technical capability at the level required for effective competition and service delivery.



Trevor Johnson
Corporate Executive
Director Cardno Limited

Group Operations Manager's Report

The primary function of the Group Operations Manager role is to assist the Managing Director with the day to day operational management of the business. As Cardno grows and expands, this role becomes increasingly important by releasing the Managing Director to focus on strategy and growth opportunities.

Cardno has addressed the needs of its geographically and professionally diverse business by ensuring the company has strong systems to support its growth. With close to 1400 staff, Cardno's operations continue to demand investment in developing appropriate business management systems. With our growth, Cardno ensures existing and new businesses have the support infrastructure required to reach targets, perform efficiently and profitably, and meet the expectations of clients.

In 2005 Cardno searched worldwide for a business and information technology system that met Cardno's growth needs. Cardno contracted BST Global to provide a technology platform designed to support the business over the next 10 years. BST will allow management to review the progress of projects and programs in real time via the internet, enabling improved tracking on the performance of any project.

Cardno will achieve its vision by attracting, retaining and rewarding high performing staff. In recognising the value of our people, the company introduced an intranet-based human resources management system designed to automate payroll, streamline the recruitment process, simplify reporting and provide online career development. Cardno strives to implement the most appropriate systems and procedures across the company.



Steve Coote
Group Operations Manager









Board of Directors

John Massey BCom, CPA, FAICD (Life), FAIM

Non-Executive Chairman / Age 60

John Massey has been Chairman of Cardno Limited since 1 July 2004 and a Non-Executive Director since 19 March 2004.

John became a full-time independent company director in December 1997, offering extensive and broad-based commercial experience, leadership and strategic development skills developed over many years as a chairman, director and chief executive spanning different industries.

He has led successful performance and corporate change, both in Australia and internationally, including Grainco, QDL Pharmaceuticals, Thomas Cook Financial Services and Travel, and Satcol Holdings.

He graduated as a Bachelor of Commerce from the University of New South Wales, is a Certified Practising Accountant and a Fellow of the Australian Institute of Management. John's current appointments include being Chairman of Ventracor Limited and Symbiosis Group Limited. He is also a director of South East Queensland Water Corporation Limited.

He has been actively involved in corporate governance and director issues and was recently made a Life Fellow of the Australian Institute of Company Directors in recognition of his eminence in the field of directorship and for distinguished service to the Institute.

John's previous Board appointments include being Chairman of Northstate Capital, Globex and AV Syntec, and a Director of Brisbane Airport Corporation, the Kerwee Pastoral Group, KR Castlemaine Foods Group and Dairy Australia Limited.

As well as being Chairman of the company, John is also Chairman of the Board's Remuneration Committee and a member of the Audit Committee.

Graham Tamblyn Dip CE, MIEAust, CPEng, FAICD, RPEQ

Deputy Chairman, Director – Merger Strategies / Age 56

Graham commenced work with the engineering consultancy Cardno & Davies in 1973. He is an experienced civil engineer in the urban development field with such notable projects as the Kawana Waters master planned community, Noosa Waters, Twin Waters and Pelican Waters on his resume. Graham's commitment to the urban development and engineering industry is evidenced by his considerable involvement in industry associations such as the Urban Development Institute of Australia, of which he was Sunshine Coast Branch President for six years up to 2002. Graham's career has included periods as Managing Director and Chairman of Cardno Holdings Pty Ltd.

Apart from ongoing technical project work, Graham plays a role in implementing the Cardno Group's growth strategy of merger and acquisition.

Graham is Chairman of the Board's Succession Planning Committee and is a member of the Remuneration Committee.

Andrew Buckley BE (Hons), FIEAust, FAICD, CPEng, RPEQ

Managing Director / Age 49

Andrew joined Cardno in July 1997 as Managing Director. He has over 25 years experience in consulting engineering and construction across a range of engineering disciplines. Andrew has worked in the management, design and construction of engineering projects in Australia, Africa, USA and Asia. For the past 15 years he has worked in executive management roles in the engineering and construction sector with a special focus on growth. Under Andrew's leadership the Cardno Group has grown from an annual turnover of approximately $14 million in 1997FY to $186.7 million in 2006FY and the company publicly listed on the ASX in May 2004.

Andrew has also overseen the ongoing diversification of the group into global markets and broader professional skills including both physical and social infrastructure projects and programs delivery.

Andrew serves on the Board's Succession Planning Committee.

Jeffrey Forbes BCom, MAICD, MAusIMM

Chief Financial Officer / Age 53

Jeff joined Cardno in July 2006 as Chief Financial Officer and Executive Director Finance following the retirement of Ronald Fisher after 26 years with the company. Jeff brings more than 30 years experience to Cardno as a finance manager, primarily in the resource sector.

Jeff has significant experience in the financing and development of resource projects in both Australia and in the Asia Pacific region. He has held senior positions domestically and in Indonesia and Papua New Guinea. Prior to joining Cardno he was the Chief Financial Officer, Company Secretary and Executive Director at Highlands Pacific. Throughout his career Jeff has been involved in capital raisings in excess of $800m (both debt and equity).

During his career, Jeff has worked for a number of major companies including Rio Tinto, BHP and CSR. Jeff is a member of the Australian Institute of Company Directors and the Australian Institute of Mining and Metallurgy.

Jeff is also a member of the Board's Risk Management Committee.

Below from left to right: Ian Johnston, Jeffrey Forbes, Graham Tamblyn, Dr Trevor Johnson, Dr Stephen Moss, John Massey, James Vetto and Andrew Buckley



Board of Directors (continued)

Dr Trevor Johnson BE, MEngSc, PhD, MIEAust, CPEng, RPEQ, MAICD

Executive Director / Age 49

Trevor has over 25 years experience as a civil engineer, with special expertise in the fields of hydraulics, water quality and environmental analysis. He is an expert in the technology of urban waterways, and acts as Project Director for many of the major urban development projects undertaken by Cardno in Queensland and Northern New South Wales. In addition, Trevor has frequently been engaged as an expert witness on engineering matters, where his expertise across a range of areas is utilised.

Trevor has been an employee of Cardno & Davies and subsequently the Cardno Group for over 20 years, and has been a Director of Cardno since 1996.

Trevor is Chairman of the Standing Due Diligence Committee and a member of the Board's Audit Committee and Risk Management Committee. In his position as Corporate Director, he is also responsible for the coordination of activities in merger and acquisition tasks, overall Cardno marketing strategy (through the Marketing Committee) and the performance of Cardno corporate executives operating in areas such as the Discipline Leader initiative. He also assists the Managing Director where required in communication activities, and addressing specific issues that arise in operational units.

Ian Johnston DipCM, Grad Dip Applied Finance and Investment, ASIA, ACIS, FAICD

Non-Executive Director / Age 57

Ian Johnston is a Director of ABN AMRO Morgans Limited and a member of its advisory board.

Following a career of nearly 25 years in the banking industry, the majority of which was spent in treasury and corporate banking, Ian joined ABN AMRO Morgans (formerly Morgan Stockbroking Limited) in 1988 as Head of Corporate Finance. He is currently Executive Chairman Corporate Finance. He has been involved in a significant number of initial public offerings, capital raisings, and corporate transactions during this period.

Ian holds qualifications in management and finance and is an Associate of the Securities Institute of Australia, an Associate of the Chartered Institute of Company Secretaries, and a Fellow of the Australian Institute of Company Directors. He attended the Oxford Advanced Management Programme ("AMP") at Templeton College, University of Oxford in 1987. In 2004, he completed the Australian Institute of Company Directors course.

Other Directorships include AAM Foundation Limited, Symbiosis Group Limited, and The Brisbane Polo Club Inc.

Ian is Chairman of the Board's Audit Committee and is a member of the Remuneration Committee.

Dr Stephen Moss BG, STM, GM, MICD, CMC, FAICD

Executive Director, CEO – Cardno Acil Pty Ltd, Division Manager – International / Age 55

Stephen was appointed as an executive director on 2 August 2005 after the completion of the acquisition of ACIL Australia Pty Ltd. Stephen now leads the International Division of Cardno as well as being Chief Executive Officer of Cardno Acil and Chairman of Cardno Agrisystems. Prior to joining the firm, Stephen was a Partner and Managing Partner with Coopers & Lybrand and then Price Waterhouse (now PricewaterhouseCoopers) from 1984 to 1995. He was Managing Partner of the Government practice of Price Waterhouse from 1990 and was the Asia Pacific leader of the firm's change integration practice from 1990 to 1994. He left Price Waterhouse to take up the role of Managing Director of Aptech Australia Pty Ltd, a management consulting practice that was acquired by IBM in 1996. Stephen remained with IBM following the acquisition and was appointed Managing Principal of their national consulting practice as well as building their Asia Pacific telecommunications and media consulting practice.

Stephen is a member of the Board's Risk Management Committee and Succession Planning Committee. External to Cardno, Stephen is a founding and current director of Pathways Foundation, a harm prevention charity promoting contemporary rites of passage for boys and young men.

James Verco BE, MEngSc, FIEAust, CPEng, FAICD

Executive Director / Age 63

Jim Verco joined the firm of McMillan Britton & Kell in 1978. He was responsible for the firm's growth in the transport infrastructure field and related areas of civil engineering. He was appointed a Director and Managing Director of that firm in 1994. Following the 1999 merger with Cardno & Davies, Jim became a director of the Cardno Group and managed its Sydney operations until 2004. He now manages the Transport Infrastructure Unit in NSW.

Jim served three terms as Chairman of the Sydney Civil and Structural Engineering Panel of Engineers Australia and was elected to the position of National President of the Australian Institute of Steel Construction from 1997 to 2000. He continues as a director of the Australian Steel Institute, and as a member of the Sydney Division Committee of Engineers Australia.

Jim is currently Group Engineering Executive and is Chairman of the Board's Risk Management Committee.

Below: Mater Children's Hospital, Brisbane.


The Board remains committed to the continuation of Cardno's successful performance and growth strategy. We are proud of our people and their achievements speak for themselves.

Corporate Governance

The Board of Directors of Cardno Limited takes ultimate responsibility for all corporate governance matters of the consolidated entity and is accountable to the shareholders for the overall business performance of the company. Details of the corporate governance policies of the company can be found in the shareholder section of the company's website.

Cardno Limited is committed to implementing and maintaining sound corporate governance practices and has considered the ASX Corporate Governance Council's 'Principles of Good Corporate Governance and Best Practice Recommendations' in the development of its corporate governance activities. The Board has assessed the company's current practice against the Guidelines and notes the company's practices are consistent with the ASX Guidelines, except where stated below.

Principle 1: Lay solid foundation for management and oversight

The role of the Board and delegation to management have been formalised. The most significant responsibilities of the Board are:

- providing strategic guidance to the company including contributing to the development of and approving the corporate strategy
- reviewing and approving business plans, the annual budget and financial plans including availability of resources and major capital expenditure initiatives
- reviewing the operational and financial performance of the company's activities
- reporting to shareholders and the market
- ensuring compliance with prudential regulations and standards
- ensuring adequate risk management processes are in place
- reviewing internal controls and internal and external audit reports
- monitoring and influencing the culture and reputation of the company
- monitoring the Board composition, Director selection and Board process and performance
- approving key executive appointments and ensuring executive succession planning
- reviewing the performance and remuneration of the Managing Director and senior management
- ensuring the Board as a whole has an appropriate understanding of each substantial segment of the business
- authorising and monitoring major investment and strategic commitments.

The Board endorses a culture of continuous improvement and will therefore continue to refine and develop its role and the delegation of responsibilities to management as the company develops.







Principle 2: Structure the board to add value

To add value to the company the Board has been formed so it has effective composition, size and commitment to adequately discharge its responsibilities and duties. Collectively the Directors have a broad range of experience, expertise, skills, qualifications and contacts relevant to the business. In accordance with the Constitution of the company, one half of the Directors (excluding the Managing Director) retire at each annual general meeting of shareholders.

The Board currently comprises of two non-executive directors including the Chairman, and six executive directors.

The Board has adopted the following criteria for the independence of a Director as a non-executive Director. The criteria is that the Director:

- is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company
- within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;
- within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member or an employee materially associated with the service provided
- is not a material supplier or customer of the company or another group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer
- has no material contractual relationship with the company or other group member other than as a Director of the company
- has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the company
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the company.



Mr Massey, the non-executive Chairman, has confirmed he meets this definition of independence. Mr Johnston, the other non-executive Director, has confirmed he meets this definition of independence except in regard to his Director role with ABN AMRO Morgans Ltd. The Board has noted Mr Johnston's role with ABN AMRO Morgans and believes this role does not materially interfere with Mr Johnston's ability to act independently in the best interests of the company.



At this stage in the company's development it is considered positive to have a majority of executive Directors as they have a strong awareness of management issues and a deep knowledge of the company. Consequently the Board considers it appropriate to move gradually over time to a majority of non-executive Directors. The number of executive Directors was reduced from seven to six in 2005.

It should be noted the Chairman is a non-executive and the roles of Chairman and Managing Director are held by different people. Each Director, as part of his agreement with the company has the ability to seek independent advice at the company's expense after consultation with the Chairman.



All members of the Board participate in the Nomination Committee. When considering a candidate as a Director, consideration is given to the candidate's ability to act in the best interests of all shareholders as well as specific skills. Consideration is given to the candidate's capacity to understand the impacts of various laws and regulations on their role and on the company including company law, trade practices legislation, environmental law, occupational health and safety, equal opportunity and taxation. As the company has significant operations outside of Australia, consideration is also given to the candidate's ability to understand the impacts of foreign jurisdiction legislation, foreign currency issues and the business environment in each country in which the company operates. In addition, consideration is given to the candidate's knowledge of the areas of the company's operations, risk management concepts and how they apply to the company and also whether the candidate is up to date with issues of corporate governance.



Principle 3: Promote ethical and responsible decision making

The Board has adopted a detailed code of conduct for Directors, executives and staff. The code of conduct is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour, professionalism and practices necessary to maintain confidence in the company's integrity.

The Board has also adopted a policy for trading in Cardno securities by Directors, executive officers and staff. The purpose of these codes is to guide Directors and executives in the performance of their duties and to define the circumstances in which both they and staff, and any associates, are permitted to deal in securities.

These codes have been designed with a view to ensuring the highest ethical and professional standards, as well as compliance with legal obligations. Both codes are available for review in the shareholder section of the company's website.

Principle 4: Safeguard integrity in financial reporting

The Managing Director and Chief Financial Officer have provided the Board with a statement confirming that the company's financial reports present a true and fair view of the company's financial position and are in accordance with relevant accounting standards. The Audit Committee consists of the two non-executive Directors and one executive Director as members. Mr Johnston, one of the non-executive Directors and who is not the Chairman of the company, chairs the Audit Committee. As the guidelines provide for the Audit Committee to consist of at least three members and consist only of non-executive Directors, it will not be possible for the Board to comply with this guideline until it has three non-executive Directors.

Below Mouth of Murray River Morphological Studies.



The Board has considered this issue and notes over time additional non-executive directors will be appointed to the Board and this will allow full compliance with this ASX Guideline. The Audit Committee requires the rotation at least every three years of the external audit engagement partner. The Audit Committee adopts formal procedures for the selection and appointment of the external auditor.

Principle 5: Make timely and balanced disclosure

The company has adopted a Continuous Disclosure Policy which can be viewed in the shareholder section of the company's website. The purpose of this policy is to set out the procedures to be followed to enable accurate, timely, clear and adequate disclosure to the market. The Board regularly reviews its disclosure to ensure the market is kept informed of price sensitive or significant information in accordance with the Listing Rules.

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes the responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Principle 6: Respect the rights of shareholders

The Board recognises the important rights of shareholders and strives to communicate with shareholders regularly and clearly – both by electronic means and using more traditional communication methods. Shareholders are encouraged to attend and participate at general meetings. The company's auditors attend the Annual General Meeting of the company and are available to answer shareholders' questions.

The communication strategy adopted by the company includes the following:

- communicating effectively with shareholders through releases to the market via the ASX, the media, the company's website, information mailed to shareholders and the general meetings of the company
- all information disclosed to the ASX is posted on the company's website as soon as it is disclosed to the ASX. Presentation material used to brief analysts is released to the ASX and posted on the company's website
- giving shareholders ready access to balanced and understandable information about the company and corporate proposals
- the external auditor attending the Annual General Meeting and being available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditor's Report.

Principle 7: Recognise and manage risk

The Board, together with management, has sought to identify, monitor and mitigate risk. Internal controls are monitored on a continuous basis and, wherever possible, improved. The whole issue of risk management is formalised in the company's corporate governance policy and is kept under regular review. Review takes place at both committee level (risk management committee), with meetings at least four times each year, and at Board level. The Audit Committee, which consists of Ian Johnston (Chairman), John Massey and Trevor Johnson, has adopted an internal compliance and control system.

The company monitors the high quality and accuracy of its services through a quality management system. The details of the quality management system are available to staff via the company's intranet and client feedback is a feature of the system.

The Managing Director attests to the Board the soundness of the risk management and internal control systems each year.







Principle 8: Encourage enhanced performance

The corporate governance policy adopted by the Board requires the Board and individual Director performance to be reviewed and evaluated at least on an annual basis. An external review process is undertaken periodically to ensure independent professional scrutiny and benchmarking against developing best practices. The Board acknowledges performance can always be enhanced and will continue to seek and consider ways of further enhancing performance both individually and collectively.

New Directors undergo an induction process in which they are given an extensive briefing on the company. This includes meetings with key executives, tours of the relevant premises, an induction package and presentations. A formal letter of appointment is provided.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continuing professional development. Specifically, Directors are provided with the resources and training to address skills gaps where they are identified.

Principle 9: Remunerate fairly and responsibly

Cardno's current practices in this area are reviewed regularly and comply with the ASX Guidelines. Remuneration of Directors and executives is disclosed in the Annual Report. The Remuneration Committee, which advises and reports to the board, is chaired by the Chairman, John Massey, and includes the Deputy Chairman, Graham Tamblyn, and Ian Johnston, a non-executive Director. The current remuneration of the Directors and selected senior executives are published in the Directors' Report and Notes to the Financial Statements.

The executive Director and senior executive remuneration policy is set out below:

Cardno Limited seeks to set fair and market competitive remuneration for its senior executives to ensure high performance and long-term commitment while taking into consideration the best interest of shareholders. Senior executives' remuneration consists of fixed salary, potential performance equity plan participation, discretionary cash bonuses and other benefits including superannuation and salary sacrificing. In determining the salary of senior executives, an assessment of performance is completed and a review of the market is conducted. The company takes into account the responsibilities of the individual's position, the level of skill and experience as well as the company's business.

If the employment of a senior executive is terminated, the senior executive is entitled to receive from the employer pay in lieu of notice and compensation for employee entitlements such as annual leave and long service leave up to the termination date and by reference to the executive's remuneration.

Where the executive Directors participate in the staff share incentive plan, the details are submitted to shareholders for approval.

The remuneration policy in regard to non-executive Directors is set out below:

The non-executive Directors of Cardno Limited are entitled to a fee that is determined by the Board on commencement of the role and on an annual basis thereafter. The fee includes superannuation contributions. Additional fees may be payable for participation on Board committees. Non-executive Directors do not participate in equity plans of the company and do not receive retirement benefits.

Principle 10: Recognise the legitimate interests of stakeholders

The Board recognises the legitimate interests of stakeholders which it believes represents not only sound ethics but also good business sense and commercial practice. The Board continues to develop and implement procedures to ensure compliance with legal and other obligations to legitimate stakeholders.

The company has developed a code of conduct that applies to all Directors and employees. The code of conduct requires that at all times all company personnel act with the utmost integrity, objectivity and in compliance with the letter and spirit of the law and company policies, and is reviewed on a regular basis.

The code of conduct is part of the Director and employee induction process and is posted on the company's intranet and website.



Financial Report Contents

Cardno Limited and its Controlled Entities
for the year ended 30 June 2006

Directors' Report

The Directors present their report together with the financial statements of Cardno Limited ("the Company") and of the consolidated entity, being the Company and the entities it controlled at 30 June 2006.

Directors

The Directors of the Company in office during or since the year ended 30 June 2006 are set out below:

John Massey	(Chairman – Non-executive)
Graham Tamblyn	(Deputy Chairman – Executive)
Andrew Buckley	(Managing Director – Executive)
Ronald Fisher	(Executive and Company Secretary) (resigned 7 July 2006)
Jeffrey Forbes	(Executive and Company Secretary) (appointed 10 July 2006)
Trevor Johnson	(Executive)
Ian Johnston	(Non-executive)
Richard Kell	(Executive) (resigned 28 October 2005)
Stephen Moss	(Executive) (appointed 2 August 2005)
James Verco	(Executive)

Details of the qualifications, experience, directorships of other public entities and responsibilities of the Directors are set out in the Annual Report.

Company Secretary

Ronald Fisher was appointed to the position of Company Secretary on 24 February 2004 when Cardno Limited was incorporated and resigned on 7 July 2006. Mr Fisher had been a Company Secretary within the Cardno Group since 1983.

Jeffrey Forbes was appointed to the position of Company Secretary on 10 July 2006. Mr Forbes had been a Company Secretary of another unrelated listed company for 6 years prior to joining Cardno.

Mark Buggy was appointed to the position of Joint Company Secretary on 25 October 2005. Mr Buggy joined Cardno in March 2004 and is a qualified lawyer and engineer.

Australian Equivalents to International Financial Reporting Standards

The year ended 30 June 2006 is the first time the consolidated entity has reported its full year results under the Australian Equivalents to International Financial Reporting Standards ("AIFRS"). The impact of changes to the consolidated entity's accounting policies resulting from the adoption of AIFRS are shown in Note 38 to the Financial Report. The comparative results previously reported under Australian Generally Accepted Accounting Principles ("previous AGAAP") have been restated to comply with AIFRS, except for the application of AASB 7 Financial Instruments: Disclosure and Presentation and AASB 2005-10 Amendment to Australian Standards.

Note 38 to the Financial Report provides a full previous AGAAP to AIFRS reconciliation of the following consolidated financial statements:

- Balance sheet as at 1 July 2004 (AIFRS transition date);
- Balance sheet as at 30 June 2005;
- Income statement for the twelve month period ended 30 June 2005.

Principal Activities

The principal activity of the consolidated entity during the financial year was operating as a provider of professional services in physical and social infrastructure. There were no changes to the principal activities of the Cardno group during the financial year under review.

Review of Results and Operations

Cardno achieved a net profit after tax of $12.66 million for the financial year ended June 2006 which is an 82.4% increase on the net profit after tax of $6.94 million recorded in the 2005 financial year.

Revenue was $186.75 million which is 86.5% more than the previous year of $100.11 million. Basic earnings per share increased by 62.6% over the same period, from 19.29 cents to 31.37 cents in the current financial year.

The Board has declared a final dividend of 10.0 cents per share, increasing the full year dividend to 19.0 cents from 14.0 cents per share in 2004/05.

The significant improvement in financial performance over the previous year reflects continuing strong market conditions for consulting engineering in the Australian market as well as the first full year contribution from Cardno Acil's international development assistance activities. Demand for Cardno's services in the domestic market were particularly strong in Queensland and Western Australia.

Cardno completed a further five acquisitions during the year that have made strong contributions to the results and strengthened the services provided by the Group.

The Cardno Eppell Olsen acquisition added specialist skills in traffic and transport planning, engineering and modelling.

The acquisition of Cardno Ullman & Nolan, Cardno Forbes Rigby and Cardno Gilbert Rose enhanced access to regional markets in Mackay, Wollongong and Perth respectively, along with additional specialist skills in each case.

The acquisition of UK based Cardno Agrisystems provides Cardno with access to the development assistance market funded by the UK and European Union.

Internationally, Cardno's development assistance businesses in both physical (consulting engineering) and social infrastructure continued to perform well with major project wins in most markets and especially the post-tsunami affected areas of Indonesia, Sri Lanka and the Maldives.

Cardno's North American operations, predominantly XP Software, continued to operate profitably, and the development and release of an upgraded version of XP's flagship product, XPSWMM Version 10, was a highlight.

Cardno's outlook remains favourable for 2006/2007 with continuing strong market conditions.

Dividends

Dividends paid or declared by the Company to members since the end of the previous financial year were:

Type		Cents per share	Total amount $'000	Franked/ unfranked	Date of payment
Declared and paid during the year					
Final 2005 ordinary		8.0	3,146	Franked	6 October 2005
Interim 2006 ordinary		9.0	3,713	Franked	7 April 2006
Declared after end of year					
Final 2006 ordinary		10.0	4,628	Franked	6 October 2006
Dealt with in the financial report as:					
Dividends			6,859		
Noted as a subsequent event	Note 29		4,628		
			11,487		

All the franked dividends paid or declared by the Company since the end of the previous financial year were fully franked at 30%.

Events Subsequent to the Reporting Date

On 22 August 2006, the Directors of Cardno Limited declared a final dividend of 10 cents per share for the 2006 financial year. The dividend is fully franked, will be paid on 6 October 2006 and will total $4,627,549. The dividend has not been provided for in the 30 June 2006 financial statements.

Likely Developments

The consolidated entity will continue to pursue its policy of growing the company both organically and by acquisition during the next financial year.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Significant Changes in the State of Affairs

Other than detailed elsewhere, there have been no significant changes in the state of affairs since 30 June 2005.

Indemnification and Insurance of Officers

The Company has agreements with each of the Directors of the Company in office at the date of this report indemnifying them against liabilities to any person other than the Company or a related body corporate that may arise from their acting as Directors of the Company. Notwithstanding that they may have ceased to hold office, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers, the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' liability, as such disclosure is prohibited under the terms of the contract.

Directors' Meetings

Attendance at Board meetings and Board Committee meetings for the year ended 30 June 2006 is set out below:

	Board of Directors		Audit Committee		Remuneration Committee		Risk Committee		Succession Planning Committee	
No. of Meetings Held	A	B	A	B	A	B	A	B	A	B
A D Buckley	12	12	–	–	–	–	–	–	3	3
R J Fisher (resigned 7 July 2006)	12	12	–	–	–	–	4	5	–	–
T C Johnson	12	12	6	6	–	–	3	3	–	–
I J Johnston	11	12	6	6	4	4	–	–	–	–
R A Kell (resigned 28 October 2005)	4	4	–	–	–	–	2	2	–	–
J C Massey	12	12	6	6	4	4	–	–	–	–
S J Moss (appointed 2 August 2005)	11	11	–	–	–	–	3	4	3	3
G G Tamblyn	12	12	–	–	4	4	–	–	3	3
J G A Verco	12	12	–	–	–	–	5	5	–	–

– not a member of this committee.
A number of meetings attended.
B number of meetings held during the time the director held office during the year or was a committee member.

Remuneration Report

The remuneration committee reviews and makes recommendations to the board on remuneration issues and policies applicable to all staff for the consolidated entity. It is also responsible for reviewing share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements and fringe benefits policies.

The members of the remuneration committee during the year were:

- John Massey (Chairman) – Non-Executive
- Graham Tamblyn (Deputy Chairman) – Executive
- Ian Johnston – Non-Executive

The remuneration committee meets at least twice a year. The remuneration committee met four times during the year and the committee members' attendance record is disclosed in the table of Directors' Meetings above.

Principles of Compensation

Compensation levels for key management personnel, secretaries of the Company and relevant key management personnel of the consolidated entity are competitively set to attract and retain suitable qualified staff, reward the achievement of strategic objectives and achieve the broader outcome of creating value for shareholders. The remuneration structure takes into account:

- the capability and experience of the Directors and Senior Executives;
- the Directors' and Senior Executives' ability to control the performance of areas of the Company's business;
- the Company's performance including:
  - earnings,
  - overall return to shareholders; and
- the amount of incentives within each Director's and Senior Executive's remuneration.

Growth in shareholder value is an essential element of the Company's strategy, and the remuneration framework serves this aim by seeking to attract and retain high calibre executives. Since Cardno Limited was established in March 2004 the Company has exceeded the growth and profit targets set by the Board and this successful performance has been reflected in the remuneration of Executives.

The Executive Director and Senior Executive Remuneration Policy is set out below:

Cardno Limited seeks to set fair and market competitive remuneration for its Senior Executives to ensure high performance and long-term commitment while taking into consideration the best interest of shareholders. Senior Executive's remuneration consists of fixed salary, potential Performance Equity Plan participation, discretionary cash bonuses and other benefits including superannuation and salary sacrificing. In determining the salary of Senior Executives, an assessment of performance is completed and a review of the market is conducted. The Company takes into account the responsibilities of the individual's position, the level of skill and experience as well as the Company's business.

If the employment of a Senior Executive is terminated, the Senior Executive is entitled to receive from the employer pay in lieu of notice and compensation for employee entitlements such as annual leave and long service leave up to the termination date and by reference to the Executive's remuneration.

Fixed Compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis) and includes any FBT charges related to employee benefits (including motor vehicles), as well as employer contributions to superannuation funds. Compensation levels are reviewed annually by the remuneration committee through a process that considers individual, segment and overall performance of the consolidated entity. In addition, external consultants provide analysis and advice to ensure the directors' and senior executive's compensations are competitive in the market place.

Performance-linked Compensation

Performance-linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial, divisional and personal objectives. The short-term incentive (STI) is an 'at risk' bonus provided in the form of cash while the long-term incentive (LTI) is provided as options over ordinary shares of the company under the rules of the Performance Equity Plan (PEP).

Short-Term Incentive Bonus

Each year the remuneration committee reviews the key performance indicators (KPIs) for the key management personnel. The KPIs generally include measures relating to the consolidated entity, the relevant segment, the individual and include financial, people, customers, strategy and risk measures. The principal financial performance objectives are compared to budgeted amounts. The non-financial objectives vary with position and responsibility.

At the end of the financial year the remuneration committee assesses the actual performance of the consolidated entity, the relevant segment and individual against the KPIs set at the beginning of the financial year. The remuneration committee approves the discretionary bonus to be paid to the individuals on the delegated authority of the board. The method of assessment was chosen as it provides the committee with an objective assessment of the individual performance.

Long-Term Incentive Bonus

Employee Tax Exempt Share Acquisition Plan ("ETESAP")

Shares are issued under the ETESAP (made in accordance with thresholds set out in plans approved by shareholders at the 2004 AGM). It provides employees with the opportunity to acquire shares in the Company for no consideration as a bonus component of their remuneration. Employees with 12 months service or greater are entitled to $1,000 of shares each year and employees with 6 to 12 months service are entitled to $500 of shares each year. Shares issued under ETESAP rank equally with other fully paid ordinary shares from the date of issue.

To be eligible, employees must have been employed by a company in the consolidated entity continuously for six months and have worked 100 hours or more per month. Shares are issued in the name of the participating employee and are subject to a restriction period. The shares vest to the employee at the earlier of three years from the date of acquisition or the date they cease to be an employee. Details of the shares are held by the company's share registry, Link Market Services. Once shares vest with the employee, the restriction period is lifted and the shares can be traded as fully paid ordinary shares. The ETESAP has no conditions that could result in the recipient forfeiting ownership of shares.

The ETESAP complies with current Australian Tax Legislation, enabling employees to have up to $1,000 of shares, in respect of an employee share scheme, excluded from their assessable income.

In November 2004, 183,715 shares were granted with a fair value of $2.50 and in December 2005 154,872 shares were granted with a fair value of $3.80. These shares were issued for no consideration. At balance date, 66,112 of these shares had vested with employees who had terminated employment with the Company. The balance of shares held under the ETESAP at 30 June 2006 totalled 272,475.

Fair value of shares issued during the reporting period is estimated to be the market price paid for shares of the Company on the Australian Stock Exchange as at the close of trading on the date of issue.

Performance Equity Plan (PEP)

The PEP is designed to reward exceptional performance by individuals within the Cardno Group of companies. Options are issued under the PEP (made in accordance with thresholds set in the plan approved at the 2004 AGM) and it provides certain employees (as determined by the Managing Director and Remuneration Committee) with the opportunity to acquire shares in the Company, or rights to acquire shares in the Company. The plan operates by granting an option to employees to purchase a prescribed number of shares at a pre-determined time in the future, which is currently two years from the date of issue.

Performance Equity Plan (PEP) (continued)

Each option is convertible to one ordinary share. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company's shares traded during the five days preceding the date of granting the option. All options expire on the earlier of their expiry date or termination of the employee's employment. The options may be exercised at any time during the seven day period ending twenty-four months after the date the options are issued.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights and dividends will be attached to the unissued ordinary shares when the options have been exercised.

No options were exercised during the financial year.

Grant Date	Exercise Date	Expiry Date	Exercise Price $	Number of Options at Beginning of Year	Options Granted	Options Lapsed	Number of Options as at 30 June 2006
5 November 2004	30 October 2006	5 November 2006	2.46	333,000	–	34,000	299,000
28 October 2005	22 October 2007	28 October 2007	3.68	–	70,000	–	70,000
23 November 2005	17 November 2007	23 November 2007	3.49	–	494,000	19,000	475,000
Weighted average exercise price				2.46	3.51	2.98	3.13
Weighted average remaining contract life							375 days

Total expense recognised $101,254 (2005: $29,753)

The options outstanding at 30 June 2006 have an exercise price in the range of $2.46 to $3.68.

In June 2006, the Board approved a change to the PEP. The change has been recommended by an independent consultant to the remuneration committee. The change consists of the introduction of a performance hurdle before the exercise of options. The hurdle to be used specifies that the options will not vest unless there has been at least a 5% improvement per year (compounded) in the earnings per share of the company over the two year vesting period.

Employment Agreements

Employment Agreements have been entered into with each Executive Director and Senior Executive. The agreement contains remuneration, performance and confidentiality obligations on the part of both the employer and the employee. The Executives covenant that during the term of employment and for six months after termination they will not solicit any existing client or employee of the Company.

Non-Executive Directors

The Non-Executive Directors of Cardno Limited are entitled to a fee that is determined by the Board on commencement of the role and on an annual basis thereafter. The fee includes superannuation contributions. Additional fees may be payable for participation on board committees. Non-Executive Directors do not participate in equity plans of the Company and do not receive retirement benefits.

Director, Executive Officer and Key Management Remuneration

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives and relevant group executives who receive the highest remuneration are:

		Short Term				Long Term						
Director		Salary and Fees $	STI Cash Bonus (A) $	Non-Monetary Benefits $	Total $	Superannuation Benefits $	Other Long Term Benefits $	Termination Benefits $	Share-based Payments $	Total $	Proportion of Remuneration on Performance Related	Value of Options as a Proportion of Remuneration
Non-Executive												
John Massey	2006	36,250	–	–	36,250	50,350	–	–	–	86,600	–	–
	2005	57,290	–	–	57,290	–	–	–	–	57,290	–	–
Ian Johnston	2006	49,999	–	–	49,999	4,125	–	–	–	54,124	–	–
	2005	25,000	–	–	25,000	–	–	–	–	25,000	–	–
Directors – Executive												
Graham Tamblyn	2006	197,216	–	4,000	201,216	14,912	–	–	–	216,128	–	–
	2005	188,868	–	4,000	192,868	13,398	–	–	–	206,266	–	–
Andrew Buckley	2006	417,663	168,400	4,000	590,063	30,950	–	–	14,800	635,813	28.8%	2.3%
	2005	285,172	118,450	4,000	407,622	21,286	–	–	6,156	435,064	28.6%	1.4%
Ronald Fisher	2006	165,192	12,500	4,000	181,692	91,576	–	–	–	273,268	4.6%	–
	2005	187,500	9,225	4,000	200,725	35,303	–	–	3,078	239,106	5.1%	1.3%
Trevor Johnson	2006	214,840	21,700	4,000	240,540	28,714	–	–	7,400	276,654	10.5%	2.7%
	2005	181,103	9,225	4,000	194,328	20,901	–	–	3,078	218,307	5.6%	1.4%
James Verco	2006	143,643	4,600	4,000	152,243	48,007	–	–	3,700	203,950	4.1%	1.8%
	2005	137,223	–	4,000	141,223	41,000	–	–	–	182,223	–	–
Stephen Moss	2006	317,537	–	4,000	321,537	92,268	–	–	–	413,805	–	–
	2005	–	–	–	–	–	–	–	–	–	–	–
Former												
Richard Kell	2006	27,604	5,000	1,333	33,937	10,068	–	–	–	44,005	11.4%	–
	2005	113,093	–	–	113,093	26,252	–	–	–	139,345	–	–
Douglas McMillan	2006	–	–	–	–	–	–	–	–	–	–	–
	2005	41,601	–	–	41,601	13,174	–	–	–	54,775	–	–
Edwin Vowles	2006	–	–	–	–	–	–	–	–	–	–	–
	2005	57,651	–	–	57,651	4,619	–	–	–	62,270	–	–
Total Compensation – 2006		1,569,944	212,200	25,333	1,807,477	370,971	–	–	25,900	2,204,348	10.8%	1.2%
Total Compensation – 2005		1,274,501	136,900	20,000	1,431,401	175,933	–	–	12,312	1,619,646	9.2%	0.8%

Director, Executive Officer and Key Management Remuneration (continued)

Executives		Short Term					Long Term					
		Salary and Fees $	STI Cash Bonus (A) $	Non-Monetary Benefits $	Total $	Superannuation Benefits $	Other Long Term Benefits $	Termination Benefits $	Share-based Payments $	Total $	Proportion of Remuneration on Performance Related	Value of Options as a Proportion of Remuneration
Executives												
Roger Collins-Woolcock	2006	178,346	4,363	5,000	187,709	17,482	–	–	4,500	209,691	4.2%	2.1%
	2005	165,320	6,150	5,000	176,470	16,059	–	–	3,052	195,581	4.7%	1.6%
Steven Coote	2006	209,621	21,225	5,500	236,346	18,560	–	–	8,000	262,906	11.1%	3.1%
	2005	74,988	–	5,500	80,488	7,038	–	–	5,104	92,630	5.5%	5.5%
Bruce Coyne*	2006	196,765	2,181	–	198,946	17,709	–	–	2,750	219,405	2.2%	1.3%
	2005	–	–	–	–	–	–	–	–	–	–	–
Paul Gardiner	2006	208,110	21,225	9,000	238,335	14,573	–	–	8,000	260,908	11.2%	3.1%
	2005	157,307	12,300	22,000	191,607	13,003	–	–	5,104	209,714	8.3%	2.4%
Michael Hill*	2006	191,321	2,181	–	193,502	16,851	–	–	2,750	213,103	2.3%	1.3%
	2005	–	–	–	–	–	–	–	–	–	–	–
John King	2006	163,086	2,181	4,000	169,267	12,849	–	–	2,750	184,866	2.7%	1.5%
	2005	165,697	–	4,000	169,697	13,830	–	–	1,000	184,527	0.5%	0.5%
Michael Renshaw*	2006	155,792	6,544	–	162,336	11,892	–	–	5,250	179,478	6.6%	2.9%
	2005	–	–	–	–	–	–	–	–	–	–	–
Geoff Thompson*	2006	–	–	–	–	–	–	–	–	–	–	–
	2005	154,697	1,845	4,000	160,542	11,394	–	–	1,616	173,552	2.0%	0.9%
Raymond Young*	2006	–	–	–	–	–	–	–	–	–	–	–
	2005	165,734	–	–	165,734	34,266	–	–	1,000	201,000	0.5%	0.5%
Total compensation – 2006		1,303,041	59,900	23,500	1,386,441	109,916	–	–	34,000	1,530,357	6.1%	2.2%
Total compensation – 2005		883,743	20,295	40,500	944,538	95,590	–	–	16,876	1,057,004	3.5%	1.6%

* Comparatives are not disclosed where they did not meet the definition of key management personnel or were not one of the five highest paid executive officers.

Directors' Interests

As at the date of this report, the interests of the directors in the shares and convertible notes of Cardno Limited were:

	Cardno Limited Ordinary shares	Shares held in escrow	Cardno Limited Convertible Notes	Options over Ordinary Shares
J C Massey	29,973	–	–	–
G G Tamblyn	1,488,000	–	–	–
A D Buckley	2,245,810	–	–	70,000
J I Forbes	2,500	–	–	–
T C Johnson	1,927,990	–	–	35,000
I J Johnston	172,219	–	–	–
S J Moss*	579,771	323,511	–	–
J G A Verco	1,104,947	–	–	10,000

* The S J Moss shares will be released from escrow on 31 August 2006.

Share Options

Options granted to Directors' and Officers of the Company

During the financial year, the Company granted options for no consideration over unissued ordinary shares in Cardno Limited to the following Directors and key management and to the following most highly remunerated Officers of the Company as part of their remuneration:

Key Management Personnel	Title	Issued 5 November 2004	Issued 28 October 2005	Issued 23 November 2005
Andrew Buckley	Managing Director	30,000	40,000	–
Ronald Fisher*	Executive Director	15,000	–	–
Trevor Johnson	Executive Director	15,000	20,000	–
James Verco	Executive Director	–	10,000	–
Roger Collins-Woolcock	Division Manager	10,000	–	10,000
Steven Coote	Group Operations Manager	20,000	–	20,000
Paul Gardiner	Division Manager	20,000	–	20,000
John King	Division Manager	–	–	5,000
Bruce Coyne	Executive – International Operations	–	–	5,000
Michael Hill**	Executive – Corporate Strategy and M&A	–	–	5,000

* cancelled 7 July 2006 following retirement.
** cancelled following resignation.

All options were granted during the financial year. No options have been granted since the end of the financial year and up to the date of this report.

Unissued shares under option

At the date of this report unissued ordinary shares of the Company under option are:

Exercise Date	Expiry date	Exercise price	Number of options
30 October 2006	5 November 2006	$2.46	299,000
22 October 2007	28 October 2007	$3.68	70,000
17 November 2007	23 November 2007	$3.49	475,000

These options do not entitle the holder to participate in any share issue of the Company.

Non-Audit Services

During the year William Buck, the Company's auditor, has performed no other services in addition to their statutory audit duties as set out in Note 31.

Lead Auditor's Independence Declaration Under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 35 and forms part of the Directors' report for the year ended 30 June 2006. William Buck continues in office in accordance with Section 327 of the Corporations Act 2001.

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial statements. Amounts in the Directors' Report and financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Signed in accordance with a resolution of directors,

On behalf of the Directors

John C Massey
Chairman

Brisbane
22 August 2006

William Buck
Business Advisors
Chartered Accountants

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Cardno Limited

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Signed at Brisbane 22 August 2006.

William Buck

William Buck
Chartered Accountants

R O Cole
Partner

Income Statements

Cardno Limited and its Controlled Entities for the year ended 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Revenue from ordinary activities	2	**186,753**	100,105	**11,500**	6,151
Raw materials, sub-contractor costs and consumables used	3	**153,858**	79,318	**746**	554
Depreciation and amortisation expenses	3	**3,469**	3,141	**–**	–
Financing costs	3	**3,992**	423	**3,098**	25
Other expenses		**7,309**	7,317	**262**	141
		168,628	90,199	**4,106**	720
Profit/(loss) before income tax		**18,125**	9,906	**7,394**	5,431
Income tax expense/(benefit)	4	**5,462**	2,968	**(1,188)**	(205)
Net profit/(loss) for the year		**12,663**	6,938	**8,582**	5,636
Basic earnings per share (cents per share)	30	**31.37**	19.29	**–**	–
Diluted earnings per share (cents per share)	30	**27.67**	19.17	**–**	–

The income statements should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Balance Sheets

Cardno Limited and its Controlled Entities as at 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
CURRENT ASSETS					
Cash and cash equivalents	6	**17,508**	44,391	**8,300**	36,765
Trade and other receivables	7	**25,365**	15,765	**27,169**	11,754
Inventories	8	**26,099**	19,243	**–**	–
Other current assets	9	**1,386**	1,282	**248**	248
TOTAL CURRENT ASSETS		**70,358**	80,681	**35,717**	48,767
NON-CURRENT ASSETS					
Trade and other receivables	10	**821**	821	**–**	–
Other financial assets	11	**34**	–	**41,690**	41,488
Property, plant and equipment	12	**10,055**	7,312	**–**	–
Deferred tax assets	13	**4,249**	3,451	**234**	371
Intangible assets	14	**50,896**	40,023	**–**	–
Other non-current assets	15	**248**	496	**248**	496
TOTAL NON-CURRENT ASSETS		**66,303**	52,103	**42,172**	42,355
TOTAL ASSETS		**136,661**	132,784	**77,889**	91,122
CURRENT LIABILITIES					
Trade and other payables	16	**19,917**	40,058	**5,826**	26,192
Interest-bearing loans and borrowings	17	**9,254**	2,317	**–**	–
Current tax liabilities		**1,038**	119	**104**	387
Short term provisions	18	**6,922**	3,874	**–**	–
Other current liabilities	19	**9,922**	6,390	**–**	–
TOTAL CURRENT LIABILITIES		**47,053**	52,758	**5,930**	26,579
NON-CURRENT LIABILITIES					
Trade and other payables	20	**387**	7,045	**–**	7,045
Interest-bearing loans and borrowings	21	**33,802**	40,720	**29,895**	33,444
Deferred tax liabilities	13	**6,106**	5,334	**–**	–
Long term provisions	22	**3,059**	2,681	**–**	–
TOTAL NON-CURRENT LIABILITIES		**43,354**	55,780	**29,895**	40,489
TOTAL LIABILITIES		**90,407**	108,538	**35,825**	67,068
NET ASSETS		**46,254**	24,246	**42,064**	24,054
EQUITY					
Issued capital	23	**35,942**	19,656	**35,942**	19,656
Reserves		**(58)**	24	**–**	–
Retained earnings		**10,370**	4,566	**6,122**	4,398
TOTAL EQUITY		**46,254**	24,246	**42,064**	24,054

The balance sheets should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Statements of Change in Equity

Cardno Limited and its Controlled Entities for the year ended 30 June 2006

Consolidated	Note	Issued Capital Ordinary $'000	Retained Earnings $'000	Reserves Forex $'000	Reserves ARR $'000	Total $'000
BALANCE AT 1 JULY 2004		17,758	1,430	96	–	19,284
Shares issued		1,898	–	–	–	1,898
Profit for the period		–	6,938	–	–	6,938
Dividends paid or provided	5	–	(3,802)	–	–	(3,802)
Restatement of functional currency		–	–	(140)	–	(140)
Revaluation of property, plant and equipment		–	–	–	68	68
BALANCE AT 30 JUNE 2005		19,656	4,566	(44)	68	24,246
Shares issued		12,737	–	–	–	12,737
Notes converted to shares		3,549	–	–	–	3,549
Profit for the period		–	12,663	–	–	12,663
Dividends paid or provided	5	–	(6,859)	–	–	(6,859)
Restatement of functional currency		–	–	(14)	–	(14)
Revaluation of property, plant and equipment		–	–	–	(68)	(68)
BALANCE AT 30 JUNE 2006		**35,942**	**10,370**	**(58)**	**–**	**46,254**

Company	Note	Issued Capital Ordinary $'000	Retained Earnings $'000	Reserves Forex $'000	Reserves ARR $'000	Total $'000
BALANCE AT 1 JULY 2004		17,758	2,565	–	–	20,323
Shares issued		1,898	–	–	–	1,898
Profit for the period		–	5,635	–	–	5,635
Dividends paid or provided	5	–	(3,802)	–	–	(3,802)
BALANCE AT 30 JUNE 2005		19,656	4,398	–	–	24,054
Shares issued		12,737	–	–	–	12,737
Notes converted to shares		3,549	–	–	–	3,549
Profit for the period		–	8,583	–	–	8,583
Dividends paid or provided	5	–	(6,859)	–	–	(6,859)
BALANCE AT 30 JUNE 2006		**35,942**	**6,122**	**–**	**–**	**42,064**

The statements of change in equity should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Statements of Cash Flows

Cardno Limited and its Controlled Entities for the year ended 30 June 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts from customers		**201,267**	105,590	**–**	–
Interest received		**361**	426	**–**	234
Finance cost		**(3,608)**	(586)	**(3,098)**	–
Dividends received		**–**	51	**–**	–
Cash paid to suppliers and employees		**(180,409)**	(90,898)	**(448)**	(73)
Income tax paid		**(4,567)**	(3,221)	**1,040**	(3,175)
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	25(a)	**13,044**	11,362	**(2,506)**	(3,014)
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of subsidiary, net of cash acquired	25(d)	**(14,111)**	(1,174)	**–**	1,646
Payments to/from controlled entities		**–**	–	**(4,657)**	308
Additions to intangibles		**(213)**	–	**–**	–
Proceeds from sale of property, plant & equipment		**1,055**	1,487	**–**	–
Payments for property, plant & equipment		**(2,640)**	(2,793)	**–**	–
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		**(15,909)**	(2,480)	**(4,657)**	1,954
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		**5,084**	1,423	**5,084**	–
Proceeds from the issue of convertible notes		**–**	33,444	**–**	33,444
Payments of vendor liability		**(19,527)**	–	**(19,527)**	–
Proceed/(Repayment) of borrowings		**(4,545)**	(5,870)	**–**	–
Dividends paid		**(6,859)**	(5,653)	**(6,859)**	(3,802)
NET CASH PROVIDED BY FINANCING ACTIVITIES		**(25,847)**	23,344	**(21,302)**	29,642
NET INCREASE IN CASH AND CASH EQUIVALENTS HELD		**(28,712)**	32,226	**(28,465)**	28,582
CASH AND CASH EQUIVALENTS AT 1 JULY		**44,391**	12,165	**36,765**	8,183
CASH AND CASH EQUIVALENTS AT 30 JUNE	25(b)	**15,679**	44,391	**8,300**	36,765

The statements of cash flows should be read in conjunction with notes 1 to 39 which form part of the financial statements.

Notes to the Financial Statements

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Cardno Limited (the "Company") is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 encompasses the Company and its subsidiaries (together referred to as the "consolidated entity").

The financial report was authorised for issue by the directors on 22 August 2006.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB'), Urgent Issued Group Interpretations ('UIG') and the *Corporations Act 2001*.

International Financial Reporting Standards ('IFRS') form the basis of Australian Accounting Standards ('AASBs') adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and interpretations adopted by the International Accounting Standards Board.

In accordance with the requirements of AASB 1 First-time adoption of Australian equivalents to International Financial Reporting Standards, adjustments to the parent entity and the consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to the 2005 comparative figures excluding cases where optional exemptions available under AASB1 have been applied.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS No. 5, and AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in Note 38.

(b) Basis of preparation

The financial report is presented in Australian dollars. The accounting policies set out below have been consistently applied to all years presented. The entity has elected to early adopt the following accounting standards and amendments:

- AASB 119 Employee Benefits (December 2004)
- AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures
- AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement
- AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending
- AASB 119 Employee Benefits (December 2004)
- AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending
- AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations
- AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending
- UIG 4 Determining whether an Arrangement contains a Lease

Issued standards not earlier adopted

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 7 Financial instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007
- AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are concerned only with disclosures.

The financial report is prepared on the historical cost basis. The financial report has been prepared on an accrual basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(c) Basis of Consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exits when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

A list of the controlled entities is contained in Note 37 to the financial statements. All controlled entities have a June financial year-end.

Transactions eliminated on consolidation

Intragroup balances and unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(d) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the consolidated balance sheet.

Cash flows from operating activities are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. The revenues and expenses of foreign operations in hyperinflationary economies are translated to Australian dollars at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- revenues and expenses are translated at rates approximating the foreign exchange rates prevailing at the dates of the transactions.
- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date.
- equity and retained profits are translated at the exchange rates prevailing at the date of the transaction.

(e) Foreign Currency Transactions and Balances (continued)

Group companies (continued)

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(f) Revenue Recognition

Revenue is recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Sale of goods

Revenue from the sale of goods is recognised (net of rebates, discounts and other allowances) upon the delivery of goods to the customer.

Consulting revenue

Revenue is recognised when the service is provided. For long term contracts, revenue and expenses are recognised in accordance with the percentage of completion method. Where a loss is expected to arise from a contract, the loss is recognised immediately as an expense. The percentage of completion is determined by costs to date versus total project costs.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Sale of non-current assets

The gross proceeds of non-current asset sales are recognised as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

Dividends

Dividend revenue is recognised net of any franking credits.

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities.

Revenue from dividends is recognised when dividends are received.

(g) Expenses

Operating lease payments

Payments made under operating leases which are subject to fixed annual increments are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Net financing costs

Net financing costs comprise on borrowing costs calculated using the effective interest method, dividends on redeemable preference shares, interest receivable on funds invested, dividend income and foreign exchange gains and losses. Borrowing costs are expensed as incurred and included in net financing costs.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established which in the case of quoted securities is ex-dividend date. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

(h) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(h) Income tax (continued)

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation

The Company and its wholly-owned Australian resident entities have formed a tax consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Cardno Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) are at call and interest free.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(i) Segment reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(j) Non-current assets held for sale and discontinued operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable accounting standards. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

(k) Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. Interest income is recognised as it accrues. The recoverability of trade receivables is reviewed on an ongoing basis. An estimate for doubtful debts is made when collection of the full nominal amount is no longer probable. Bad debts are written off as incurred.

(l) Inventories

Work in progress is stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where progress billings exceed the aggregate costs incurred plus profits less losses, the net amounts are presented under other liabilities.

Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(m) Property, Plant and Equipment

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses, except for freehold land which is accounted for on a fair value basis.

The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include:

(i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and;

(ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Buildings and plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards — AIFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Subsequent costs

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

Revaluations

Revaluation increments are recognised in the asset revaluation reserve except for amounts reversing a decrement previously recognised as an expense, which are recognised as revenues. Revaluation decrements are only offset against revaluation increments relating to the same asset and any excess is recognised as an expense.

Depreciation

Items of property, plant and equipment, including buildings but excluding freehold land are depreciated over their estimated useful lives using the reducing balance method or straight-line method. The depreciation rate for each class of asset is as follows:

Property, Plant and Equipment	2006	2005
Buildings	**2.5%**	2.5%
Laboratory equipment, instruments and amenities	**13 – 24%**	13 – 24%
Equipment and motor vehicles	**15 – 24%**	15 – 24%
Leasehold improvements	**20 – 25%**	20 – 25%
Office furniture and equipment	**9 – 33%**	9 – 33%

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Assets temporarily not in use or those that are in the process of being sold are not depreciated.

(n) Intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the identifiable net assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Business combinations prior to 1 July 2004

In accordance with AASB 1, the consolidated entity has elected not to restate business combinations on transition to AIFRS. Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous AGAAP. The classification and accounting treatment of business combinations that occurred prior to 1 July 2004 has not been restated in preparing the consolidated entity's opening AIFRS balance sheet at 1 July 2004 (see Note 38).

Works contracts

Works contracts are acquired by the consolidated entity and are stated at cost less accumulated amortisation and impairment losses.

Patents and Licenses

Patents and licenses are acquired by the consolidated entity, have a finite useful life and are stated at cost less accumulated amortisation and impairment losses.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite life are systematically tested for impairment at each annual balance sheet date. Works contracts are amortised over the life of the contract from the date they are available for use.

(o) Impairment

The carrying amount of the consolidated entity's assets, other than inventories (see accounting policy (l)), and deferred tax assets (see accounting policy (h)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, an impairment test is performed. The consolidated entity performs impairment testing annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill was tested for impairment at the date of transition to AIFRS and again on 30 June 2006.

Calculation of recoverable amount

The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p) Trade and Other Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade accounts payable are normally settled within 60 days. Trade and other payables are stated at cost.

(q) Interest Bearing Borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(r) Employee Benefits

Wages, salaries and annual leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the period end represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long-term service benefits

The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

Employee option scheme

The Company has granted options to certain employees under an employee option scheme. Under this scheme, the directors may issue options to persons whom they wish to reward for strong performance.

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

(s) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

(t) Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and investments in money market instruments.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Fees from services and sale of goods	**149,873**	85,923	–	–
Fees from recoverable expenses	**35,946**	13,184	–	–
Total revenue	**185,819**	99,107	–	–
Revenue from non-operating activities				
Dividends received – wholly owned controlled entities	–	–	**11,500**	5,890
Dividends received – other	–	51	–	–
Interest received – other	**361**	426	–	261
Other	**573**	521	–	–
Total revenue from non-operating activities	**934**	998	**11,500**	6,151
Revenue	**186,753**	100,105	**11,500**	6,151
3. EXPENSES AND LOSSES/(GAINS)				
Raw materials, sub-contractor costs and consumables used	**153,858**	79,318	**746**	554
Depreciation				
Motor vehicles	**119**	214	–	–
Plant & equipment	**981**	461	–	–
Total Depreciation	**1,100**	675	–	–
Amortisation of non-current assets				
Works contracts	**314**	926	–	–
Motor vehicles under lease	**498**	427	–	–
Plant & equipment under lease	**1,557**	1,113	–	–
Total Amortisation	**2,369**	2,466	–	–
Total Depreciation & Amortisation	**3,469**	3,141	–	–
Bad and doubtful debts	**330**	(54)	–	–
Financing costs				
Interest charges	**3,527**	88	**2,850**	–
Finance charges	**217**	310	–	–
Borrowing costs	**248**	25	**248**	25
Total financing costs	**3,992**	423	**3,098**	25
Rental expense relating to operating leases				
Minimum lease payments	**6,168**	4,616	–	–
Foreign exchange gains / (losses)	**13**	45	–	–
4. INCOME TAX EXPENSE				
(a) The components of tax expense comprises:				
Current tax expense				
Current year	**5,020**	3,338	**(1,332)**	106
Adjustments for prior years	**153**	81	–	–
	5,173	3,419	**(1,332)**	106
Origination and reversal of temporary differences	**289**	(451)	**144**	(311)
Total income tax expense in income statement	**5,462**	2,968	**(1,188)**	(205)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
4. INCOME TAX EXPENSE (continued)				
(a) The components of tax expense comprises continued: Numerical reconciliation between tax exposure and pre-tax net profit				
Profit before tax	**18,125**	9,906	**7,394**	5,431
Income tax using the domestic corporation tax rate of 30% (2005: 30%)	**5,438**	2,972	**2,218**	1,630
Increase in income tax expense due to:				
Non-deductible expenses	**22**	(38)	**44**	(68)
Capital gain	**15**	3	**–**	–
Under provision prior to merger	**38**	–	**–**	–
Amortisation of works contracts	**92**	277	**–**	–
Decrease in income tax expense due to:				
Other	**–**	(21)	**–**	–
Tax exempt revenue	**(180)**	(226)	**(3,450)**	(1,767)
Adjustment for branch office taxation	**(56)**	(80)	**–**	–
Capital loss	**(60)**	–	**–**	–
	5,309	2,887	**(1,188)**	(205)
Under / (over) provided in prior years	**153**	81	**–**	–
Income tax expense on pre-tax net profit	**5,462**	2,968	**(1,188)**	(205)

5. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
(a) Dividends proposed and not recognised as a liability				
100% franked dividend at 30% (2005: 30%)			**4,628**	3,147
(b) Dividends paid during the year				
100% franked dividend at 30% (2005: 30%)			**6,859**	3,802
(c) Franking credit balance				
The amount of franking credits available for the subsequent financial year are:				
■ franking account balance as at the end of the financial year at 30%			**4,660**	2400
■ franking credits that will arise from the payment of income tax payable as at the end of the financial year			**273**	(121)
			4,933	2,279

The impact of the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $1,983,235 (2005: $1,348,579)

6. CASH AND CASH EQUIVALENTS

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Cash at bank and on hand	**17,508**	44,380	**8,300**	36,765
Bank short term deposits	**–**	11	**–**	–
	17,508	44,391	**8,300**	36,765

Cash at bank and on hand at 30 June 2005 includes $33,443,755 in convertible note application funds.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
7. TRADE & OTHER RECEIVABLES (CURRENT)				
Trade debtors	**25,554**	15,698	–	–
Provision for doubtful debts	**(997)**	(608)	–	–
	24,557	15,090	–	–
Sundry debtors	**808**	675	–	29
Dividends receivable – wholly owned controlled entities	–	–	**11,500**	5,890
Notional tax asset	–	–	**7,779**	3,457
Loan to Cardno Acil Pty Ltd (i)	–	–	**7,890**	2,378
	25,365	15,765	**27,169**	11,754

Terms and conditions relating to the above financial instruments

(i) Details of the terms and conditions of related party receivables are set out in Note 35.

8. INVENTORIES (CURRENT)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Work in progress	**26,099**	19,243	–	–

9. OTHER CURRENT ASSETS

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Prepayments	**937**	683	–	–
Borrowing costs	**248**	248	**248**	248
Project advances	**111**	204	–	–
Security deposits	**90**	147	–	–
	1,386	1,282	**248**	248

10. TRADE & OTHER RECEIVABLES (NON CURRENT)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Forward exchange contract	**821**	821	–	–

11. OTHER FINANCIAL ASSETS (NON-CURRENT)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Investments in subsidiaries	–	–	**41,690**	41,488
Investments in non-related entities	**34**	–	–	–
	34	–	**41,690**	41,488

12. PROPERTY, PLANT & EQUIPMENT

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Laboratory equipment, instruments & amenities – at cost	**201**	96	–	–
Less accumulated depreciation	**(106)**	(22)	–	–
	95	74	–	–
Equipment & motor vehicles – at cost	**871**	239	–	–
Less accumulated depreciation	**(405)**	(108)	–	–
	466	131	–	–
Office furniture & equipment – at cost	**8,047**	3,207	–	–
Less accumulated depreciation	**(3,936)**	(1,590)	–	–
	4,111	1,617	–	–
Leasehold improvements – at cost	**147**	174	–	–
Less accumulated depreciation	**(23)**	(127)	–	–
	124	47	–	–
Office furniture & equipment under lease	**5,030**	6,547	–	–
Less accumulated amortisation	**(2,052)**	(3,974)	–	–
	2,978	2,573	–	–

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
12. PROPERTY, PLANT & EQUIPMENT (continued)				
Motor vehicles – under hire purchase	**467**	450	–	–
Less accumulated depreciation	**(315)**	(313)	–	–
	152	137	–	–
Equipment & motor vehicles – under lease	**1,390**	1,834	–	–
Less accumulated amortisation	**(394)**	(731)	–	–
	996	1,103	–	–
Leasehold improvements – under lease	**1,579**	1,404	–	–
Less accumulated amortisation	**(458)**	(253)	–	–
	1,121	1,151	–	–
Property – at fair value (2005: at fair value)	**81**	548	–	–
Less accumulated depreciation	**(69)**	(69)	–	–
	12	479	–	–
Total Property, Plant & Equipment	**10,055**	7,312	–	–

(a) Movements in carrying amounts

Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	Consolidated 2006 $'000	Cardno Limited 2006 $'000
Laboratory equipment, instruments & amenities – at cost		
Carrying amount at the beginning of the year	**74**	–
Additions	**30**	–
Depreciation expense	**(18)**	–
Transfer leased to owned	**9**	–
Carrying amount at the end of the year	**95**	–
Equipment & motor vehicles – at cost		
Carrying amount at the beginning of the year	**131**	–
Additions	**4**	–
Increase through merger acquisitions	**527**	
Disposals	**(145)**	–
Depreciation expense	**(119)**	–
Transfer leased to owned	**68**	–
Carrying amount at the end of the year	**466**	–
Office furniture & equipment – at cost		
Carrying amount at the beginning of the year	**1,617**	–
Additions	**2,601**	–
Increase through merger acquisitions	**877**	
Disposals	**(501)**	–
Depreciation expense	**(954)**	–
Transfer leased to owned	**471**	–
Carrying amount at the end of the year	**4,111**	–
Leasehold improvements – at cost		
Carrying amount at the beginning of the year	**47**	–
Additions	**11**	–
Depreciation expense	**(9)**	–
Transfer leased to owned	**75**	–
Carrying amount at end of the year	**124**	–

12. PROPERTY, PLANT & EQUIPMENT (continued)

(a) Movements in carrying amounts (continued)

	Consolidated 2006 $'000	Cardno Limited 2006 $'000
Office furniture & equipment – under lease		
Carrying amount at the beginning of the year	2,573	–
Additions	2,300	–
Amortisation expense	(1,318)	–
Other adjustments	(4)	–
Transfer leased to owned	(573)	–
Carrying amount at the end of the year	2,978	–
Motor vehicles – under hire purchase		
Carrying amount at the beginning of the year	137	–
Additions	132	–
Depreciation expense	(104)	–
Transfer leased to owned	(13)	–
Carrying amount at the end of the year	152	–
Motor vehicles & field lab equipment – under lease		
Carrying amount at the beginning of the year	1,103	–
Additions	324	–
Amortisation expense	(394)	–
Transfer leased to owned	(37)	–
Carrying amount at the end of the year	996	–
Leasehold improvements – under lease		
Carrying amount at the beginning of the year	1,151	–
Additions	209	–
Amortisation expense	(239)	–
Carrying amount at the end of the year	1,121	–
Property – at cost		
Carrying amount at the beginning of the year	479	–
Disposals	(467)	–
Carrying amount at the end of the year	12	–
Total Property, Plant & Equipment		
Carrying amount at the beginning of the year	7,312	–
Additions	5,611	–
Increase through merger acquisitions	1,404	–
Disposals	(1,113)	–
Depreciation & amortisation expense	(3,155)	–
Other adjustments	(4)	–
Transfer leased to owned	–	–
Carrying amount at the end of the year	10,055	–

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000

13. DEFERRED TAX ASSETS & LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Assets				
Amortised expenses	**317**	613	**234**	371
Accruals	**192**	533	**–**	–
Provisions	**3,523**	2,198	**–**	–
Lease timing	**101**	77	**–**	–
Asset valuations	**11**	30	**–**	–
Other	**105**	–	**–**	–
NET TAX ASSETS	**4,249**	3,451	**234**	371
Liabilities				
Net unrealised foreign exchange gains	**8**	10	**–**	–
Work in progress	**5,782**	5,015	**–**	–
Prepayments	**6**	9	**–**	–
Intangible items	**300**	300	**–**	–
Lease timing	**10**	–	**–**	–
NET TAX LIABILITIES	**6,106**	5,334	**–**	–

14. INTANGIBLES

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Goodwill at cost	**50,837**	39,737	**–**	–
Accumulated amortisation and impairment losses	**(2,293)**	(2,293)	**–**	–
	48,544	37,444	**–**	–
Works contracts	**1,708**	1,571	**–**	–
Accumulated amortisation	**(1,448)**	(1,076)	**–**	–
	260	495	**–**	–
Patents and licenses	**2,092**	2,084	**–**	–
	50,896	40,023	**–**	–

Intangibles are allocated to cash-generating units which are based on the group's management division

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
International Division	**30,273**	29,657	**–**	–
QLD / NT Division	**10,610**	4,613	**–**	–
NSW / VIC / ACT Division	**7,418**	4,395	**–**	–
WA Division	**2,595**	1,358	**–**	–
	50,896	40,023	**–**	–

Reconciliation of movement in carrying amounts from beginning of year to end of year:

	Goodwill $'000	Works Contracts $'000	Patents and Trademarks $'000
Consolidated			
Year ended 30 June 2005			
Balance at the beginning of year	5,645	–	2,012
Additions	31,799	1,571	72
Amortisation charges	–	(1,076)	–
	37,444	495	2,084

14. INTANGIBLES (continued)

	Goodwill $'000	Works Contracts $'000	Patents and Trademarks $'000
Year ended 30 June 2006			
Balance at the beginning of year	**37,444**	**495**	**2,084**
Additions:			
internal development	**–**	**–**	**8**
acquisition through business combinations			
current year	**10,895**	**79**	**–**
prior year revision	**205**	**–**	**–**
Amortisation charges	**–**	**(314)**	**–**
Closing value at 30 June 2006	**48,544**	**260**	**2,092**

The recoverable amount of each cash-generating unit above is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections over a 10 year period. The cash flows are discounted using the yield of 16% being the risk adjusted pre-tax discount rate.

The following assumptions were used in the value-in-use calculations:

	Growth Rate after 2010	Discount Rate
International Division	5%	16%
QLD / NT Division	5%	16%
NSW / VIC / ACT Division	5%	16%
WA Division	5%	16%

The value-in-use calculations are based on estimates for each reporting division. These estimates use historical weighted average growth rates to project revenue. Costs are calculated taking into account historical gross margins as well as estimated weighted average inflation rates over the period which are consistent with inflation rates applicable to the locations in which the segments operate.

The remaining amortisation period of current works contracts is within a one year period from balance date.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
15. OTHER NON-CURRENT ASSETS				
Borrowing costs	**248**	496	**248**	496
16. TRADE & OTHER PAYABLES (CURRENT)				
Trade payables & accruals	**17,863**	13,672	**34**	362
Non-trade payable	**908**	993	**–**	–
Vendor liability (refer Note 25 (d))	**1,146**	19,527	**–**	19,527
Loan from wholly owned controlled entities				
Cardno Holdings Pty Ltd (i)	**–**	–	**5,792**	6,303
Cardno Acil Pty Ltd – loan notes (ii)	**–**	3,317	**–**	–
Sundry payable	**–**	2,549	**–**	–
	19,917	40,058	**5,826**	26,192

(i) Details of the terms and conditions of related party payables are set out in Note 35.

(ii) Cardno Acil Pty Ltd loan notes were issued at a price of $0.40 and attracted an interest rate of 15%. The loan notes were repaid on 1 July 2005.

17. INTEREST-BEARING LOANS & BORROWINGS

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Commercial loan	**73**	–	**–**	–
Bank loan	**1,040**	–	**–**	–
Bank overdraft	**1,829**	–	**–**	–
Lease liability	**2,226**	1,622	**–**	–
Hire purchase	**86**	95	**–**	–
Commercial bill	**4,000**	600	**–**	–
	9,254	2,317	**–**	–

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
18. SHORT-TERM PROVISIONS				
Employee benefits	**6,878**	3,849	–	–
Training benefits	**44**	25	–	–
	6,922	3,874	–	–
19. OTHER CURRENT LIABILITIES				
Unearned revenue	**9,922**	6,390	–	–
20. TRADE & OTHER PAYABLES (NON-CURRENT)				
Trade payables and accruals	**387**	–	–	–
Vendor liability	–	7,045	–	7,045
	387	7,045	–	7,045

As the settlement date of Cardno Acil Pty Ltd was 1 July 2005, a non-current vendor liability was raised as at 30 June 2005 to cover the debt that was extinguished by the issue of scrip on 1 July 2005.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
21. INTEREST-BEARING LOANS & BORROWINGS				
Lease liability	**3,146**	3,451	–	–
Hire purchase liability	**173**	84	–	–
Convertible notes	**29,895**	33,444	**29,895**	33,444
Forward exchange contract	**561**	541	–	–
Commercial bill	–	3,200	–	–
Commercial loan	**27**	–	–	–
	33,802	40,720	**29,895**	33,444
Convertible Notes				
Opening Balance	**33,444**	–	**33,444**	–
Proceeds from issue of 13,377,502 convertible notes	–	33,444	–	33,444
Amount converted to equity	**(3,549)**	–	**(3,549)**	–
Carrying amount of liability at 30 June	**29,895**	33,444	**29,895**	33,444

On 4 January 2006, 1,419,346 notes were converted to ordinary shares. Noteholders may convert their notes at any interest payment date. Any Convertible Notes not converted by the maturity date, 1 July 2008, must be redeemed by the Company at the issue price. The Company has the option to redeem some or all of the notes prior to the maturity date in the event of a takeover or tax event.

On 3 July 2006 a further 4,439,714 notes were converted to ordinary shares leaving 7,518,442 outstanding.

Forward exchange contract

The forward exchange contract matures on 28 September 2007 and has a contract rate of 0.4998 USD/AUD. The face value of the contract is USD $410,000.

Commercial bill

As at 30 June 2006 the group had a commercial bill of $4,000,000 (2005: $4,200,000). As at 30 June 2006, there is no unused portion. The weighted average interest rate was 5.85% (2005: 5.84%).

These facilities are secured by first ranking Registered Mortgage Debenture over the Company's present and future assets and undertakings including goodwill.

Bank Loan

As at 30 June 2006, the group had a bank loan of $1,039,826 (2005: nil) which is repayable by March 2007. As at 30 June 2006, there is no unused portion of this facility. The weighted average interest rate was 5.0%.

Bank Overdraft

As at 30 June 2006, the group had a bank overdraft of $1,829,216 (2005: nil) which is repayable by 31 December 2006. As at 30 June 2006, $20,784 was unused of this facility.

The facility is secured by the net assets of Cardno Agrisystems Limited, which is based in the United Kingdom.

21. INTEREST-BEARING LOANS & BORROWINGS (continued)

Lease Liability

All leases that are entered into with the ANZ Bank Group Ltd are secured by the same security as the commercial bill. All other leases are unsecured.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
22. LONG-TERM PROVISIONS				
Employee entitlements	**3,059**	2,681	**-**	-

	30 Jun 2006 No. of shares	30 Jun 2005 No. of shares	30 Jun 2006 $'000	30 Jun 2005 $'000
23. ISSUED CAPITAL OF CARDNO LIMITED				
Balance at the beginning of the period	**36,290,956**	35,344,992	**19,656**	17,758
Shares issued during the period:				
Shares issued for cash	**3,970,602**	765,294	**12,131**	1,424
Employee Tax Exempt Share Acquisition Plan	**154,872**	180,670	**505**	444
Employee Performance Equity Plan	**-**	-	**101**	30
Conversion of Convertible Notes	**1,419,346**	-	**3,549**	-
Balance at the end of the year	**41,835,776**	36,290,956	**35,942**	19,656

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

All shares are ordinary shares and have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of members.

Options on issue are disclosed in the Directors' Report.

24. RESERVES

Asset Revaluation

The asset revaluation reserve relates to the measurement of freehold land at fair value in accordance with applicable Australian Accounting Standards.

Foreign Currency Translation

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity; as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
25. NOTES TO THE STATEMENT OF CASH FLOWS				
(a) Reconciliation of Net Cash from Operating Activities to Operating Profit after Income Tax				
Operating profit/(loss) after income tax	**12,663**	6,938	**8,582**	5,636
Adjust for non-cash items				
Depreciation	**1,100**	675	**-**	-
Amortisation	**2,369**	2,466	**-**	-
Dividend received	**-**	-	**(11,500)**	(2,548)
Gain on sale of property, plant & equipment	**(10)**	(60)	**-**	-
Movement in foreign currency reserve	**(14)**	(140)	**-**	-

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000

25. NOTES TO THE STATEMENT OF CASH FLOWS (continued)

(a) Reconciliation of Net Cash from Operating Activities to Operating Profit after Income Tax (continued)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Adjust for changes in assets and liabilities (increase) / decrease in:				
Inventories	**(3,794)**	(2,229)	**–**	–
Future income tax benefit	**(798)**	(466)	**137**	2,069
Trade receivables	**(1,042)**	651	**–**	–
Other receivables	**115**	1,552	**886**	(6,329)
Prepayments	**(104)**	269	**–**	–
Increase / (decrease) in:				
Trade payables	**(3,703)**	2,157	**(328)**	362
Income tax payable	**919**	(466)	**(283)**	(442)
Employee provisions	**650**	1,452	**–**	–
Provision for doubtful debts	**389**	(32)	**–**	–
Unearned revenue	**3,532**	(2,020)	**–**	–
Deferred tax payable	**772**	615	**–**	(1,762)
	13,044	11,362	**(2,506)**	(3,014)

(b) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and bank deposits at call net of bank overdrafts. Cash at the end of the year as shown in the statement of cash flow is reconciled to related items in the accounts as follows:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Cash	**17,508**	44,391	**8,300**	36,765
Bank overdraft	**(1,829)**	–	**–**	–
	15,679	44,391	**8,300**	36,765

(c) Non-cash financing and investing activities

During the financial year, the consolidated entity acquired property, plant and equipment with an aggregate fair value of $2,967,108 (2005: $3,806,070) by means of finance leases. These acquisitions are not reflected in the Statement of Cash Flows.

(d) Acquisition of entities

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Details of the acquisitions are as follows:				
Purchase consideration	**15,759**	32,288	**–**	26,578
Cash consideration	**14,352**	5,709	**–**	–
Vendor liability	**1,094**	26,579	**–**	26,578
Direct costs relating to acquisition	**313**	–	**–**	–
Consideration	**15,759**	32,288	**–**	26,578

As at 30 June 2005 the Company had receipt of $33,443,755 in convertible note application funds used to extinguish the vendor liability on 1 July 2005.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Assets and liabilities held at acquisition date:				
Cash	**241**	4,535	**–**	1,646
Receivables	**8,814**	16,326	**–**	14,759
Property, plant & equipment	**1,404**	960	**–**	448
Inventories	**3,062**	8,688	**–**	8,688
Investments	**34**	–	**–**	–
Creditors and borrowings	**(5,994)**	(26,839)	**–**	(25,084)
Work contracts	**79**	1,571	**–**	–
Provisions	**(2,776)**	(3,203)	**–**	(669)
	4,864	2,038	**–**	(212)
Goodwill on acquisition	**10,895**	30,250	**–**	26,790
Consideration	**15,759**	32,288	**–**	26,578

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000

25. NOTES TO THE STATEMENT OF CASH FLOWS (continued)

(d) Acquisition of entities (continued)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Net cash outflow on acquisition				
Cash consideration	**14,352**	3,876	–	1,646
Less balance acquired	**(241)**	(2,702)	–	–
	14,111	1,174	–	1,646

26. CAPITAL AND LEASING COMMITMENTS

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Finance leases and hire purchase				
Commitments in relation to finance leases are payable as follows:				
Within one year	**2,606**	1,942	–	–
Later than one year but not later than 5 years	**3,377**	3,682	–	–
Later than 5 years	**195**	135	–	–
Minimum lease payments	**6,178**	5,759	–	–
Less: Future finance charges	**(806)**	(686)	–	–
Recognised as a liability	**5,372**	5,073	–	–
Present value of minimum lease payment				
Commitments in relation to finance leases are payable as follows:				
Within one year	**2,226**	1,622	–	–
Later than one year but not later than 5 years	**2,969**	3,324	–	–
Later than 5 years	**177**	127	–	–
Recognised as a liability	**5,372**	5,073	–	–

Finance leases are taken out over motor vehicle, leasehold improvements and plant and equipment and are taken out for an average period of 3 – 4 years.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Representing lease liabilities:				
Current (Note 17)	**2,226**	1,622	–	–
Non-current (Note 21)	**3,146**	3,451	–	–
	5,372	5,073	–	–
Operating Leases				
Within one year	**3,943**	2,994	–	–
Later than one year but not later than 5 years	**10,593**	7,922	–	–
Later than 5 years	**556**	996	–	–
Commitments not recognised in the financial statements	**15,092**	11,912	–	–

Operating leases are taken out over office premises and plant and equipment and are taken out for an average period of 3 – 7 years.

27. EMPLOYEE BENEFITS & COMPENSATION COMMITMENT

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on-costs (included in payables)	**5,268**	4,132	–	–
Provisions (current) (Note 18)	**6,878**	3,849	–	–
Provisions (non-current) (Note 22)	**3,059**	2,681	–	–
	15,205	10,662	–	–
Number of employees				
Number of employees at 30 June 2006	**1,384**	1,187	–	–

28. CONTINGENT LIABILITIES

As at the date of this report, there is no current litigation or pending or threatened litigation which would not be covered by professional indemnity insurance or has not already been provided for in the accounts of the Company, or which is likely to have a material effect on the financial performance of the consolidated entity.

29. SUBSEQUENT EVENTS

On 22 August 2006, the Directors of Cardno Limited declared a final dividend on the ordinary shares of the 2006 financial year. The total amount of the dividend is $4,627,549 which represents a dividend of 10 cents per share, is fully franked and will be paid on 6 October 2006. The dividend has not been provided for in the 30 June 2006 financial statements.

30. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2006 was based on the profit attributable to ordinary shareholders of $12,663,172 (2005: $6,938,338) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 40,372,683 (2005: 35,977,429), calculated as follows:

	Consolidated 2006	Consolidated 2005
Profit attributable to ordinary shareholders	**12,663,172**	6,938,338
Weighted average number of ordinary shares (a)		
Issued ordinary shares at 1 July	**36,290,956**	35,344,992
Effect of shares issued for cash consideration	**3,281,569**	520,075
Effect of shares issued in respect of employee share scheme	**703,840**	112,362
Effect of shares issued from conversion of convertible notes	**96,318**	–
Weighted average number of ordinary shares at 30 June	**40,372,683**	35,977,429

(a) The options and convertible notes are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share.

Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Consolidated 2006	Consolidated 2005
Profit attributable to ordinary shareholders (diluted)		
Profit attributable to ordinary shareholders	**12,663,172**	6,938,338
After-tax effect of interest on convertible notes	**1,996,092**	–
Profit attributable to ordinary shareholders (diluted)	**14,659,264**	6,938,338
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	**40,372,683**	35,977,429
Effect of convertible notes	**11,958,156**	–
Effect of share options on issue	**645,986**	217,134
Weighted average number of ordinary shares (diluted) at 30 June	**52,976,825**	36,194,563

31. AUDITOR'S REMUNERATION

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Amounts received or due and receivable by parent entity auditor (William Buck (Queensland partnership))				
an audit or review of the financial report of the entity and any other entity in the consolidated entity	**79**	66	–	6
other assurance services	–	9	–	9
	79	75	–	15
Amounts received or due and receivable by a related practice of the parent entity auditor (William Buck (Victorian partnership))				
an audit or review of the financial report of the entity and any other entity in the consolidated entity	**54**	–	–	–
other assurance services	–	–	–	–
	54	–	–	–

31. AUDITOR'S REMUNERATION (continued)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Amounts received or due and receivable by other auditors (Ernst & Young)				
an audit or review of the financial report of the entity and any other entity in the consolidated entity	–	15	–	–
taxation services	–	25	–	–
other assurance services	–	–	–	65
	–	40	–	65

32. KEY MANAGEMENT PERSONNEL DISCLOSURES

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive Directors

J C Massey	Chairman
I J Johnston	

Executive Directors

G G Tamblyn	Deputy Chairman
A D Buckley	Managing Director
R J Fisher	Chief Financial Officer & Company Secretary
T C Johnson	Corporate Director
S J Moss[i]	Division Manager – International
J G A Verco	Group Engineering Executive

Executives

R J K Collins-Woolcock	Division Manager – New South Wales/ACT/Victoria
S V Coote	Group Operations Manager
P W Gardiner	Division Manager – Queensland/Northern Territory
J C King	Division Manager – Western Australia
M J Renshaw	Division Manager – Products & New Markets

Former Executive Directors

R A Kell[ii]
D R McMillan[iii]
E R Vowles[iv]

Former Executives

C G Thiering[v]
G R Thompson[vi]
E R Vowles[vii]
R A Young[viii]

(i) S J Moss became a Director on 2 August 2005
(ii) R A Kell resigned as a Director on 28 October 2005
(iii) D R McMillan resigned as a Director on 1 November 2004
(iv) E R Vowles resigned as a Director on 1 November 2004
(v) C G Thiering, due to restructuring, was no longer classified as key executive management from 1 July 2005
(vi) G R Thompson, due to restructuring, was no longer classified as key executive management from 1 July 2005
(vii) E R Vowles, due to restructuring, was no longer classified as key executive management from 1 July 2005
(viii) R A Young retired on 28 February 2006

Key management personnel compensation included in "personnel expenses" (see Remuneration Report) are as follows:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
Short-term employee benefits	**2,797**	2,197	–	–
Other long-term benefits	–	–	–	–
Post-employment benefits	**446**	237	–	–
Termination benefits	–	–	–	–
Equity compensation benefits	**54**	30	–	–
	3,297	2,464	–	–

32. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Individual Directors and Executives compensation disclosures

Information regarding individual Directors and Executives compensation is provided in the Remuneration Report section of the Directors' Report.

Apart from the details disclosed in this note, no Director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving Directors' interests existing at year-end.

Options and rights over equity instruments granted as compensation

The movement during the reporting period in the number of options over ordinary shares in Cardno Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested during the year	Vested and exercisable at 30 June 2006
Directors						
A D Buckley	30,000	40,000	–	**70,000**	–	–
R J Fisher *	15,000	–	–	**15,000**	–	–
T C Johnson	15,000	20,000	–	**35,000**	–	–
J G A Verco	–	10,000	–	**10,000**	–	–
Executives						
R J K Collins-Woolcock	10,000	10,000	–	**20,000**	–	–
S V Coote	20,000	20,000	–	**40,000**	–	–
P W Gardiner	20,000	20,000	–	**40,000**	–	–
J C King	–	5,000	–	**5,000**	–	–
M J Renshaw	10,000	15,000	–	**25,000**	–	–

* Cancelled 7 July 2006 following retirement.

No options held by key management personnel are vested but not exercisable.

The fair value of options issued on 28 October 2005 was 37 cents and 35 cents for options issued on 23 November 2005.

Movements in shares

The movement during the reporting period in the number of ordinary shares in Cardno Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1 July 2005	Purchases	Received as Compensation	Sales	Held at 30 June 2006
Non–Executive Directors					
John Massey	20,000	–	–	–	**20,000**
Ian Johnston	60,000	35,000	–	–	**95,000**
Executive Directors					
Graham Tamblyn	1,512,000	16,000*	–	80,000	**1,448,000**
Andrew Buckley	1,845,810	–	–	–	**1,845,810**
Ronald Fisher	1,260,342	148,001*	–	400,000	**1,008,343**
Trevor Johnson	1,527,990	–	–	–	**1,527,990**
Stephen Moss	431,878	–	–	–	**431,878**
James Verco	1,094,402	–	–	200,000	**894,402**
Richard Kell	619,458	50,000*	–	200,000	**469,458**
Executives					
Roger Collins-Woolcock	564,992	–	275	–	**565,267**
Steven Coote	415,186	–	275	–	**415,461**
Paul Gardiner	574,058	–	275	–	**574,333**
John King	75,368	–	275	–	**75,643**
Michael Renshaw	59,406	12,094	275	–	**71,775**

* Purchase is the result of convertible notes being converted to ordinary shares.

32. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Changes in key management personnel either during the period or after the reporting date and prior to the date when the financial report is authorised for issue:

R A Kell resigned on 28 October 2005
R J Fisher resigned on 7 July 2006
J I Forbes was appointed on 10 July 2006

Other key management personnel transactions with the Company or its controlled entities

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

The aggregate amounts recognised during the year relating to key management personnel and their related parties were as follows:

(i) Mr A D Buckley is a Director of CBD Professional Services Pty Ltd. The aggregate amount the consolidated entity billed for services performed by Mr Buckley was $53,609 (2005: $15,896). The consolidated entity also used Carter Newell Lawyers (associated with CBD Professional Services Pty Ltd) for legal advice throughout the year and the aggregate amount of fees expensed was $45,110 (2005: $14,957).
(ii) Mr J G A Verco is a Director of Foxfall Pty Ltd. The aggregate amount the consolidated entity billed for services was $22,671 (2005: $5,810).
(iii) Mr S V Coote is a Director of VSC Growth Pty Ltd which provided employment related services to the consolidated entity. During the 2006 financial year no services were provided (2005: $120,648).
(iv) Mr R A Young is a Director of R A Young Consulting Pty Ltd which owned a building that was rented for part of 2005 by Cardno Young Pty Ltd and the amount expensed was $136,906. There was no expenditure in 2006.

33. FINANCIAL INSTRUMENTS

Financial Risk

Exposure to credit, interest rate and currency risk arises in the normal course of the consolidated entity's business.

Credit Risk

The Group has no significant concentration of credit risk. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The consolidated entity does not require collateral in respect of financial assets. Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than an approved rating.

At balance sheet date there were no significant concentration of credit risk with any single counterparty or group of counterparties. The maximum exposure of financial assets is represented by the carrying amount of assets recognised in the statement of financial position net of any provision for losses.

Interest Rate Risk

The consolidated entity manages its exposure to interest rate fluctuation through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are of a speculative nature.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from the currency exposure to Australian dollar. The Group has determined that this risk is immaterial for business operations at this current stage and therefore there are no hedges in place.

33. FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Group Services Division aims to maintain flexibility in funding by keeping committed credit lines available.

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rate at the balance sheet date and the period in which they reprice:

2006 Consolidated	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 - 5 years $'000	More than 5 years $'000
Cash and cash equivalents*	6	5.39%	17,508	17,508	–	–
Forward exchange contract	10	–	821	–	821	–
Trade debtors	7	–	25,554	25,554	–	–
Sundry debtors	7	–	808	808	–	–
Trade payables	16	–	(17,863)	(17,863)	–	–
Non-trade payables	16	–	(908)	(908)	–	–
Vendor liability	16	–	(1,146)	(1,146)	–	–
Commercial loan	17	4.87%	(100)	(73)	(27)	–
Hire purchase	17	6.19%	(259)	(86)	(173)	–
Convertible notes	21	9.0%	(29,895)	–	(29,895)	–
Finance lease liabilities		7.11%	(5,372)	(2,226)	(2,969)	(177)
Bank overdrafts	17	5%	(1,829)	(1,829)	–	–
Loans	17	5.50%	(1,040)	(1,040)	–	–
Forward exchange contract*	21	6.47%	(561)	–	(561)	–
Commercial bill	17	5.85%	(4,000)	(4,000)	–	–
			(18,282)	14,699	(32,804)	(177)

2006 Company	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 – 5 years $'000	More than 5 years $'000
Cash and cash equivalents*	6	5.039%	8,300	8,300	–	–
Loans from controlled entities	7	–	7,890	7,890	–	–
Trade payables	16	–	(34)	(34)	–	–
Convertible note	21	9.0%	(29,895)	–	(29,895)	–
Loans from controlled entities	16	–	(5,792)	(5,792)	–	–
			(19,531)	10,364	(29,895)	–

* These assets and liabilities are at a variable rate.

2005 Consolidated	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 - 5 years $'000	More than 5 years $'000
Cash and cash equivalents*	6	3.4%	44,380	44,380	–	–
Bank short term deposits	6	5.95%	11	11	–	–
Trade debtors	7	–	15,698	15,698	–	–
Sundry debtors	7	–	675	675	–	–
Forward exchange contract	10	–	821	821	–	–
Trade payable	16	–	(13,672)	(13,672)	–	–
Hire purchase	16	5.82%	(179)	(95)	(84)	–
Sundry payable	16	–	(2,549)	(2,549)	–	–
Convertible notes	21	9%	(33,444)	–	(33,444)	–
Finance lease liabilities		12%	(5,073)	(1,622)	(3,324)	(127)
Bank overdrafts	17	–	–	–	–	–
Forward exchange contract*	21	–	(541)	(541)	–	–
Commercial bill	17	5.85%	(3,800)	(600)	(3,200)	–
Cardno Acil loan notes	16	15%	(3,317)	(3,317)	–	–
Non trade payables	16	–	(993)	(993)	–	–
Vendor liability	16	–	(26,572)	(26,572)	–	–
			(28,555)	11,624	(40,052)	(127)

33. FINANCIAL INSTRUMENTS (continued)

Liquidity Risk (continued)

2005 Company	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1 – 5 years $'000	More than 5 years $'000
Cash and cash equivalents*	6	3.4%	36,765	36,765	–	–
Loans from controlled entities	7	–	2,378	2,378	–	–
Trade payables	16	–	(362)	(362)	–	–
Convertible note	21	9%	(33,444)	–	(33,444)	–
Vendor liability	16	–	(26,572)	(26,572)	–	–
Loans from controlled entities	16	–	(6,303)	(6,303)	–	–
			(27,538)	5,906	(33,444)	–

The carrying value included in the above tables are approximately the fair values.

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the tables.

Interest-bearing loans and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flow. Refer to Note 21 for details on interest-bearing liabilities.

Convertible notes

The fair value is based on the face value.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogenous lease agreements. The estimated fair value reflects changes in interest rates. Refer to Note 21 for details on finance lease liabilities.

Trade and other receivables / payables

For receivables / payables with a remaining life of less than one year, the notional amount is determined to reflect the fair value. All other receivables / payables are discounted to determine the fair value.

The entity uses the Bank Bill Swap Reference rates as of 30 June 2006 plus an adequate constant credit spread (where applicable) to discount financial instruments. The interest rates used are as follows:

Cash (AUD)	4.68% – 5.71%
Loans and borrowings	4.84% – 6.91%

34. BUSINESS COMBINATIONS

During the year the group acquired 100% of the issued capital of EOP Holdings Pty Ltd (Eppell Olsen), Agrisystems Limited, Barton Enterprises Pty Ltd and its subsidiaries Ullman & Nolan Pty Ltd, Ullman & Nolan Consulting Pty Ltd, Cardinal Surveys Pty Ltd, Ullman & Nolan Technical Services Pty Ltd and Ullman & Nolan (NT) Pty Ltd with an effective date of 1 July 2005, and Forbes Rigby Pty Ltd and Gilbert Rose Consulting (WA) Pty Ltd with an effective date of 1 January 2006.

The acquired businesses contributed revenues of $27,697,419 and net profit of $2,356,640 to the Group for the year. If all of the acquisitions had been effective 1 July 2005, the contributed revenues would have been $30,716,174 and net profit would have been $2,916,036.

At the date of acquisition, the acquired entities were involved in providing professional services in physical and/or social infrastructure.

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	2006 $'000
Purchase Consideration	
Cash consideration	**14,352**
Vendor liability	**1,094**
Direct costs relating to the acquisitions	**313**
Total purchase consideration	**15,759**
Fair value of net identifiable assets acquired	**4,864**
Goodwill	**10,895**

34. BUSINESS COMBINATIONS (continued)

The assets and liabilities arising from the acquisitions are as follows:

	Acquirees' carrying amount $'000	Fair Value $'000
Cash	241	241
Receivables	8,814	8,814
Property, plant and equipment	1,404	1,404
Investments	34	34
Inventories	3,062	3,062
Creditors & Borrowings	(5,955)	(5,994)
Provisions	(2,776)	(2,776)
Works contracts	–	79
Net identifiable assets acquired	4,824	4,864
Outflow of cash to acquire subsidiary, net of cash acquired		
Cash consideration		14,352
Less: Balances acquired		
Cash		1,876
Bank overdraft		(1,635)
		241
Outflow of cash		14,111

35. RELATED PARTY DISCLOSURES

Ultimate Parent

Cardno Limited is the ultimate Australian parent company.

Interests held in controlled entities are set out in Note 37 to the financial statements.

Transactions with Other Related Parties

	Consolidated 2006 $'000	Consolidated 2005 $'000	Cardno Limited 2006 $'000	Cardno Limited 2005 $'000
(a) Amounts receivable from other related parties				
Aggregate amounts receivable from:				
Current				
Controlled entities	–	–	**27,169**	11,725
(b) Amounts owing to other related parties				
Aggregate amounts payable to:				
Current				
Controlled entities	–	–	**5,792**	6,303

The amounts payable and receivable have arisen as a result of the following:

(i) Loans advanced to Controlled Entities

(ii) Provision of accounting, administrative and financial assistance (management fees)

(iii) Loans for purchase of assets and working capital

The loans between Cardno Limited and the following companies are at call and interest free:

Cardno Holdings Pty Ltd

Cardno Acil Pty Ltd

36. SEGMENT INFORMATION

The group operates principally as a provider of professional services in the engineering and management fields.

Inter-segment pricing is determined on an arm's length basis.

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results, assets and liabilities are based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia, North America, Asia Pacific, UK and Africa.

36. SEGMENT INFORMATIONS (continued)

2006	Australia $'000	Asia Pacific $'000	UK & Africa $'000	North America $'000	Total $'000	Eliminations $'000	Grouped $'000
Revenue							
External Sales	161,560	8,890	12,764	2,605	185,819	–	185,819
Inter-segment Revenue	263	–	–	–	263	(263)	–
Other Income	930	4	–	–	934	–	934
Total Segment Revenue	162,753	8,894	12,764	2,605	187,016	(263)	186,753
Result							
Segment Result	16,036	1,548	437	367	18,388	(263)	18,125
Profit from Ordinary Activities before income tax expense	16,036	1,548	437	367	18,388	(263)	18,125
Income Tax Expense	5,053	215	138	56	5,462	–	5,462
Profit from Ordinary Activities after Income Tax Expense	10,983	1,333	299	311	12,926	(263)	12,663
Assets							
Segment Assets	123,815	2,897	10,222	580	137,514	(853)	136,661
Liabilities							
Segment Liabilities	79,928	1,283	9,941	108	91,260	(853)	90,407
Other							
Acquisitions of non current segment assets	16,067	218	13	13	16,311	–	16,311
Depreciation and amortisation of segment assets	3,365	53	34	17	3,469	–	3,469

2005	Australia $'000	Asia Pacific $'000	UK & Africa $'000	North America $'000	Total $'000	Eliminations $'000	Grouped $'000
Revenue							
External Sales	89,759	5,289	–	2,633	97,681	–	97,681
Inter-segment Revenue	397	–	–	–	397	(397)	–
Other Income	2,258	1	–	165	2,424	–	2,424
Total Segment Revenue	92,414	5,290	–	2,798	100,502	(397)	100,105
Result							
Segment Result	8,713	1,141	–	449	10,303	(397)	9,906
Profit from Ordinary Activities before income tax expense	8,713	1,141	–	449	10,303	(397)	9,906
Income Tax Expense	2,789	130	–	49	2,968	–	2,968
Profit from Ordinary Activities after Income Tax Expense	5,924	1,011	–	400	7,335	(397)	6,938
Assets							
Segment Assets	130,986	2,063	–	409	133,458	(674)	132,784
Liabilities							
Segment Liabilities	107,864	1,224	–	291	109,379	(841)	108,538
Other							
Acquisitions of non current segment assets	40,809	118	–	22	40,949	–	40,949
Depreciation and amortisation of segment assets	3,029	82	–	30	3,141	–	3,141

The group provides engineering related software products which has not been reported separately as it represents less than 10% of sales to external customers.

37. CONTROLLED ENTITIES

Name	Country of Incorporation	Class of Share	Equity Holding
Cardno Holdings Pty Ltd	Australia	Ordinary	100%
Cardno (Qld) Pty Ltd	Australia	Ordinary	100%
Cardno Staff Pty Ltd	Australia	Ordinary	100%
Cardno Staff No. 2 Pty Ltd	Australia	Ordinary	100%
Cardno Operations Pty Ltd	Australia	Ordinary	100%
Cardno Investments Pty Ltd	Australia	Ordinary	100%
Cardno International Pty Ltd	Australia	Ordinary	100%
Advanced Water & Wastewater Technologies Pty Ltd	Australia	Ordinary	100%
Cardno BSD Pty Ltd and wholly owned subsidiaries	Australia	Ordinary	100%
Cardno CCS Pty Ltd	Australia	Ordinary	100%
Cardno Lawson Treloar Pty Ltd and wholly owned subsidiaries***	Australia	Ordinary	100%
Cardno MBK PNG Ltd	Papua New Guinea	Ordinary	100%
Cardno (NSW) Pty Ltd and wholly owned subsidiaries*	Australia	Ordinary	100%
Cardno BLH Pty Limited	Australia	Ordinary	100%
Cardno Willing Pty Ltd and wholly owned subsidiaries **	Australia	Ordinary	100%
XP Services Pty Ltd	Australia	Ordinary	100%
Cardno Alexander Browne Pty Ltd	Australia	Ordinary	100%
Cardno (Vic) Pty Ltd	Australia	Ordinary	100%
Cardno Young Pty Ltd	Australia	Ordinary	100%
R A Young Services Pty Ltd	Australia	Ordinary	100%
R A Young Services Unit Trust	Australia	Ordinary	100%
Cardno Acil Pty Ltd	Australia	Ordinary	100%
Cardno Eppell Olsen Pty Ltd	Australia	Ordinary	100%
Cardno UK Limited	United Kingdom	Ordinary	100%
Cardno Agrisystems Limited	United Kingdom	Ordinary	100%
Cardno Agrisystems (Eastern Africa) Limited	Kenya	Ordinary	100%
Barton Enterprises Pty Ltd and wholly owned subsidiaries****	Australia	Ordinary	100%
Cardno Forbes Rigby Pty Ltd	Australia	Ordinary	100%
Cardno Gilbert Rose Pty Ltd	Australia	Ordinary	100%

* Includes Cardno MBK Philippines & PT HMA International

** Includes Cardno Willing NSW Pty Ltd, Cardno Willing NT Pty Ltd, Cardno Willing PNG Ltd, XP Software Pty Ltd and XP Software Inc

*** Includes Hydrotech Research Pty Ltd

**** Includes Cardno Ullman & Nolan Pty Ltd, Cardno Ullman & Nolan Geotechnic Pty Ltd, Cardinal Surveys Pty Ltd, Ullman & Nolan Pty Ltd and Ullman & Nolan (NT) Pty Ltd.

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in the Directors' Report, these are the consolidated entity's first full year consolidated financial statements prepared in accordance with Australian Accounting Standards – AIFRS.

The accounting policies in Note 1 have been applied in preparing the consolidated financial statements for the year ended 30 June 2006. For the comparative information presented in these financial statements for the year ended 30 June 2005 and the opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's date of transition), all accounting policies detailed in Note 1 have been applied.

In preparing its opening AIFRS balance sheet and financial statements for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous AGAAP).

An explanation of how the transition from previous AGAAP to AIFRSs has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes.

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

	Note	AGAAP	Consolidated 01 Jul 2004 Transaction Impact	AIFRS	AGAAP	Consolidated 30 Jun 2005 Transaction Impact	AIFRS	AGAAP	Cardno Limited 01 Jul 2004 Transaction Impact	AIFRS	AGAAP	Cardno Limited 30 Jun 2005 Transaction Impact	AIFRS
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS													
Cash and cash equivalents		12,165	–	12,165	44,391	–	44,391	8,183	–	8,183	36,765	–	36,765
Trade and other receivables		9,944	–	9,944	15,765	–	15,765	2,704	–	2,704	11,354	400	11,754
Inventories		5,425	–	5,425	19,243	–	19,243	–	–	–	–	–	–
Other current assets		263	–	263	1,282	–	1,282	–	–	–	248	–	248
		27,797	–	27,797	80,681	–	80,681	10,887	–	10,887	48,367	400	48,767
NON CURRENT ASSETS													
Trade and other receivables		–	–	–	821	–	821	–	–	–	–	–	–
Other financial assets		–	–	–	–	–	–	13,520	–	13,520	41,488	–	41,488
Property, plant and equipment	(e)	4,992	7	4,999	7,305	7	7,312	–	–	–	–	–	–
Deferred tax assets	(a)	2,566	89	2,655	3,370	81	3,451	2,440	89	2,529	3,031	(2,660)	371
Intangible assets	(b)	7,657	–	7,657	40,136	(113)	40,023	–	–	–	–	–	–
Other non-current assets		–	–	–	496	–	496	–	–	–	496	–	496
		15,215	96	15,311	52,128	(25)	52,103	15,960	89	16,049	45,015	(2,660)	42,355
TOTAL ASSETS		43,012	96	43,108	132,809	(25)	132,784	26,847	89	26,936	93,382	(2,260)	91,122
CURRENT LIABILITIES													
Trade and other payables	(c)	7,407	(89)	7,318	40,091	(33)	40,058	4,022	–	4,022	26,192	–	26,192
Interest-bearing loans and borrowings		1,159	–	1,159	2,317	–	2,317	–	–	–	–	–	–
Current tax liabilities		966	–	966	119	–	119	829	–	829	387	–	387
Short term provisions		4,262	–	4,262	3,874	–	3,874	–	–	–	–	–	–
Other current liabilities	(d)	3,154	–	3,154	6,390	–	6,390	–	–	–	–	–	–
		16,948	(89)	16,859	52,791	(33)	52,758	4,851	–	4,851	26,579	–	26,579

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

	Note	AGAAP $'000	Consolidated 01 Jul 2004 Transaction Impact $'000	AIFRS $'000	AGAAP $'000	Consolidated 30 Jun 2005 Transaction Impact $'000	AIFRS $'000	AGAAP $'000	Cardno Limited 01 Jul 2004 Transaction Impact $'000	AIFRS $'000	AGAAP $'000	Cardno Limited 30 Jun 2005 Transaction Impact $'000	AIFRS $'000
NON CURRENT LIABILITIES													
Trade & other payables		–	–	–	7,045	–	7,045	–	–	–	7,045	–	7,045
Interest-bearing loans and borrowings		2,747	–	2,747	40,720	–	40,720	–	–	–	33,444	–	33,444
Deferred tax liabilities	(a)	1,814	300	2,114	5,034	300	5,334	1,762	–	1,762	2,324	(2,324)	–
Long term provisions		2,104	–	2,104	2,681	–	2,681	–	–	–	–	–	–
		6,665	300	6,965	55,480	300	55,780	1,762	–	1,762	42,813	(2,324)	40,489
TOTAL LIABILITIES		23,613	211	23,824	108,271	267	108,538	6,613	–	6,613	69,392	(2,324)	67,068
NET ASSETS		19,399	(115)	19,284	24,538	(292)	24,246	20,234	89	20,323	23,990	64	24,054
EQUITY													
Issued capital	(d)	17,647	111	17,758	19,070	586	19,656	17,647	111	17,758	19,070	586	19,656
Reserves		–	–	–	68	–	68	–	–	–	–	–	–
Retained profits	(g)	1,752	(322)	1,430	5,400	(834)	4,566	2,587	(22)	2,565	4,920	(522)	4,398
Foreign currency translation reserve	(f)	–	96	96	–	(44)	(44)	–	–	–	–	–	–
		19,399	(115)	19,284	24,538	(292)	24,246	20,234	89	20,323	23,990	64	24,054

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

RECONCILIATION OF PROFIT 2005

	Note	Consolidated AGAAP $'000	Consolidated 30 Jun 2005 Transaction Impact $'000	Consolidated AIFRS $'000	Cardno Limited AGAAP $'000	Cardno Limited 30 Jun 2005 Transaction Impact $'000	Cardno Limited AIFRS $'000
Revenue from ordinary activities	(e)	101,531	(1,426)	100,105	6,151	–	6,151
Raw materials, sub-contractor costs and consumables used	(d)	78,844	474	79,318	80	474	554
Depreciation & amortisation expenses	(b)	3,028	113	3,141	–	–	
Financing costs	(c)	398	25	423	–	25	25
Other expenses from ordinary activities	(b)(c)	8,826	(1,509)	7,317	141	–	141
		91,096	**(897)**	**90,199**	**221**	**499**	**720**
Profit/(loss) before income tax		10,435	(529)	9,906	5,930	(499)	5,431
Income tax expense/(benefit)	(a)	2,985	(17)	2,968	(205)	–	(205)
Net profit/(loss) for the year		**7,450**	**(512)**	**6,938**	**6,135**	**(499)**	**5,636**

NOTES TO THE RECONCILIATION OF EQUITY

(a) Tax Adjustments

The consolidated entity has applied AASB 112 from 1 July 2004 which uses the balance sheet approach instead of the previous income statement liability approach in recognising deferred tax assets and deferred tax liabilities.

The effect in the consolidated entity is to debit/(credit):

	Consolidated 1 Jul 2004 $'000	Consolidated 30 Jun 2005 $'000	Cardno Limited 1 Jul 2004 $'000	Cardno Limited 30 Jun 2005 $'000
Deferred tax assets	89	81	89	(2,660)
Deferred tax liabilities	(300)	(300)	–	2,324
Income tax expenses	–	(14)	–	–
Retained earnings (opening balance)	300	344	22	–
Share capital – costs associated with equity raising – over 5 years	(89)	(111)	(111)	(64)
Trade and other receivables	–	–	–	400

(b) Intangible Assets

The consolidated entity has elected to apply the elections under AASB 1 to not restate business combinations prior to the date of the transition to AIFRS. Goodwill is no longer amortised under AIFRS, but is tested annually for impairment.

The effect in the consolidated entity is to debit/(credit):

	Consolidated 1 Jul 2004 $'000	Consolidated 30 Jun 2005 $'000	Cardno Limited 1 Jul 2004 $'000	Cardno Limited 30 Jun 2005 $'000
Intangible assets – work contracts	–	1,571	–	–
Intangible assets – goodwill	–	(1,571)	–	–
Accumulated amortisation (non-current)	–	(113)	–	–
Depreciation & amortisation expenses	–	148	–	–
Retained earnings (opening balance)	–	(35)	–	–

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

NOTES TO THE RECONCILIATION OF EQUITY (continued)

(c) Accounts Payable

The consolidated entity has applied AASB 121 from 1 July 2004 which requires the financial position of the entity be translated into a different presentation currency using the method detailed in note (f).

The consolidated entity has applied AASB 117 requiring leases expense to be recognised on a straight-line basis over the lease term. In the event that there is a determinable escalation of lease payments, the lease expense recognised has been amortised for the commencement of the lease, such that the expense is not escalated annually, but recognised on a straight-line basis.

The effect in the consolidated entity is to debit/(credit):

	Consolidated		Cardno Limited	
	1 Jul 2004 $'000	30 Jun 2005 $'000	1 Jul 2004 $'000	30 Jun 2005 $'000
Other expenses from ordinary activities – foreign currency	(89)	(89)	–	–
Other expenses from ordinary activities – operating leases	–	9	–	–
Other expenses from ordinary activities	–	47	–	–
Foreign currency translation reserve	89	89	–	–
Share capital	–	(56)	–	–

(d) Equity Contributed

On adoption of AIFRS, the consolidated entity has recognised an expense for all share-based remuneration. In terms of options, an expense will be recognised over the relevant vesting period.

The effect in the consolidated entity is to debit/(credit):

	Consolidated		Cardno Limited	
	1 Jul 2004 $'000	30 Jun 2005 $'000	1 Jul 2004 $'000	30 Jun 2005 $'000
Share capital – costs associated with equity raising – over 5 years	22	22	–	(48)
Deferred tax expense	89	89	–	–
Contributed equity	–	(474)	–	(474)
Employee costs – issue of employee tax exempt shares	–	444	–	444
Employee costs – issue of options to employees	–	30	–	30
Other expenses from ordinary activities – operating leases	–	9	–	–
Retained profit	(111)	(120)	–	48

(e) Property, plant and equipment

Consistent with AASB 121, the consolidated entity has translated the financial position of the entity into a different presentation currency using the method detailed in note (f).

Consistent with AASB 116, the consolidated entity has recognised the gain on the disposal of an item of property, plant and equipment on a net basis as revenue rather than separately recognising the consideration received as revenue.

The effect in the consolidated entity is to debit/(credit):

	Consolidated		Cardno Limited	
	1 Jul 2004 $'000	30 Jun 2005 $'000	1 Jul 2004 $'000	30 Jun 2005 $'000
Foreign currency translation reserve	7	7	–	–
Retained profit (opening balance)	(7)	(7)	–	–
Revenue from ordinary activities	–	1,426	–	–
Other expenses from ordinary activities	–	(1,426)	–	–

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

NOTES TO THE RECONCILIATION OF EQUITY (continued)

(f) Foreign currency translation reserve

The consolidated entity has applied AASB 121 from 1 July 2004 which requires the financial position of the entity be translated into a different presentation currency using the following methods:

(i) asset and liabilities of each balance sheet shall be translated at the closing rate at the date of that balance sheet.

(ii) income and expense for each income statement shall be translated at exchange rates at the date of the transactions; and

(iii) all resulting exchange differences shall be recognised as a separate component of equity.

Both Cardno MBK PNG Ltd and XP Software Inc were accounted for as "integrated" operations under existing Australian Standards.

The effect in the consolidated entity is to debit/(credit):

	Consolidated 1 Jul 2004 $'000	Consolidated 30 Jun 2005 $'000	Cardno Limited 1 Jul 2004 $'000	Cardno Limited 30 Jun 2005 $'000
Foreign currency translation reserve	(96)	44	–	–
Retained earnings (opening balance)	–	(140)	–	–
Property, plant & equipment	7	7	–	–
Payables	89	89	–	–

(g) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

	Note	Consolidated 1 Jul 2004 $'000	Consolidated 30 Jun 2005 $'000	Cardno Limited 1 Jul 2004 $'000	Cardno Limited 30 Jun 2005 $'000
Share capital – costs associated with equity raising – over 5 years	(a)(d)	(22)	(44)	(111)	(112)
Intangible assets – goodwill	(b)	–	(113)	–	–
Deferred tax assets	(a)	89	81	89	(2,660)
Deferred tax liabilities	(a)	(300)	(300)	–	2,324
Employee costs – issue of employee tax exempt shares	(d)	–	(444)	–	(444)
Employee costs – issue of options to employees	(d)	–	(30)	–	(30)
Other expenses from ordinary activities	(c)(d)	7	(28)	–	–
Foreign currency translation reserve	(f)	(96)	44	–	–
Trade and other receivables	(a)	–	–	–	400
Total adjustment to retained earnings		(322)	(834)	(22)	(522)

39. ECONOMIC DEPENDENCY

29% of the consolidated entity's gross revenue is derived from contracts with AusAID.

Directors' Declaration

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 36 to 71, are in accordance with the Corporations Act 2001 and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company and economic entity;

2. The Managing Director and Chief Financial Officer have each declared that:

   (a) The financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

   (b) The financial statements and notes for the financial year comply with the Accounting Standards; and

   (c) The financial statements and notes for the financial year give a true and fair view;

3. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they come due and payables.

Dated at Brisbane on the 22nd day of August 2006.

Signed in accordance with a resolution of the directors.



John C Massey

Chairman

Independent Audit Report

William Buck
Business Advisors
Chartered Accountants

To the Members of Cardno Limited

Scope

The financial report and directors' responsibility

We have audited the financial report of Cardno Limited ("the company") and its controlled entities for the financial year ended 30 June 2006. The financial report comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, accompanying notes, the disclosures made as required by Australian Accounting Standards AASB 124 Related Party Disclosures on pages 28 to 33 of the Remuneration report in the Directors' Report as permitted by ASIC Class Order 06/105 Calculation of director and executive remuneration / Corporations Act Regulation 2M.6.04 ("remuneration disclosures") and the directors' declaration.

The remuneration report contains information, other than that on pages 28 to 33, not required by Australian Accounting Standards AASB 124 which is not subject to our audit.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company.

Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether, in all material respects, the financial report is presented fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

1. In our opinion, the financial report of Cardno Limited is in accordance with:
   (a) the Corporations Act 2001, including:
      (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) other mandatory professional reporting requirements in Australia.
2. The remuneration disclosures that are contained on pages 28 to 33 of the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures and ASIC Class Order 06/105 Calculation of Director and Executive Remuneration / Corporations Act Regulation 2M.6.04.

Signed at Brisbane, 22 August 2006.

William Buck

William Buck
Chartered Accountants

R O Cole
Partner

Additional Shareholder Information

Distribution of Ordinary Shareholders

The number of shareholders, by size of holding, as at 23 August 2006 were:

	Ordinary Shares	
	Number of Holders	Number of Shares
1 – 1,000	929	492,577
1,001 – 5,000	1,271	3,748,069
5,001 – 10,000	355	2,780,163
10,001 – 100,000	309	8,538,839
100,001 – and over	82	30,715,842
Total	2,946	46,275,490

As at 23 August 2006 there were 11 shareholders who held less than a marketable parcel of 108 shares.

Twenty Largest Ordinary Shareholders

The names of the twenty largest holders as at 23 August 2006 were:

	Listed Ordinary Shares	
	Number Held	Percentage
Trevor Johnson <The Johnson Family A/C>	1,927,990	4.17%
Tamblyn Investments Pty Ltd	1,488,000	3.22%
Malcolm David Pound	1,344,846	2.91%
R A Young Investments Pty Ltd <Young Super Fund A/C>	1,050,312	2.27%
Edwin Vowles	930,003	2.01%
Bonnip Pty Ltd	915,357	1.98%
Buckland (Qld) Pty Ltd	887,515	1.92%
KMS Properties Pty Ltd <Verco Family A/C>	865,402	1.87%
RBC Dexia Investor Services Australia Nominees Pty Limited <PIIC A/C>	783,134	1.69%
Anne Felicity Phillips	756,644	1.64%
J P Morgan Nominees Australia Limited	703,781	1.52%
Accountancy & Corporate Services Pty Ltd	647,760	1.40%
Kelthorp Pty Ltd <Welsh Family A/C>	642,084	1.39%
P & J Falvey Pty Ltd <The P & J Falvey Family A/C>	617,494	1.33%
ANCAM Pty Ltd <ANCAM Family Discretionary A/C>	614,678	1.33%
ANZ Nominees Limited <Cash Income A/C>	579,271	1.25%
Paul William Gardiner	573,652	1.24%
Roger Collins-Woolcock	565,267	1.22%
RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	562,196	1.21%
KMS Properties Pty Ltd <McMillan Family A/C>	531,396	1.15%
Total	16,986,782	36.71%

Substantial Shareholders

There are no substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001.

Voting Rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

Escrowed Shares

There are currently 1,417,985 ordinary shares held in escrow. This is approximately 3.06% of the company's issued share capital. The details are as follows:

In accordance with the Share Sale Agreement between Cardno Limited and the shareholders of EOP Holdings Pty Ltd (T/AS Eppell Olsen & Partners) completed on 12 August 2005, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 12 February 2007. This agreement affects 489,995 shares, being approximately 1.06% of the company's issued share capital.

In accordance with the Share Sale Agreement between Cardno Limited and the shareholders of Barton Enterprises Pty Ltd (T/AS Ullman & Nolan) completed on 22 December 2005, ordinary shares issued as part of the purchase price are escrowed for a period of 12 months to 22 December 2006. This agreement affects 342,984 shares, being approximately 0.74% of the company's issued share capital.

Additional Shareholder Information (continued)

In accordance with the Share Sale Agreement between Cardno Limited and the shareholders of Forbes Rigby Pty Ltd completed on 13 April 2006, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 13 October 2007. This agreement affects 545,815 shares, being approximately 1.18% of the company's issued share capital.

In accordance with the Share & Unit Sale Agreement between Cardno Limited and the shareholders of Gilbert Rose Consulting (WA) Pty Ltd completed on 16 June 2006, ordinary shares issued as part of the purchase price are escrowed for a period of 18 months to 16 December 2007. This agreement affects 39,191 shares, being approximately 0.08% of the company's issued share capital.

Distribution of Convertible Noteholders

The number of convertible noteholders, by size of holding, as at 23 August 2006 were:

	Convertible Notes	
	Number of Holders	Number of Notes
1 – 1,000	207	110,921
1,001 – 5,000	408	1,126,955
5,001 – 10,000	117	878,726
10,001 – 100,000	75	2,041,906
100,001 – and over	10	3,359,934
Total	817	7,518,442

As at 23 August 2006 there were 7 noteholders who held less than a marketable parcel of 114 convertible notes.

Twenty Largest Convertible Noteholders

The names of the twenty largest convertible noteholders as at 23 August 2006 were:

	Listed Convertible Notes	
	Number Held	Percentage
RBC Dexia Investor Services Australia Nominees Pty Limited <PIIC A/C>	782,187	10.40%
RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	690,624	9.19%
Malcolm David Pound	321,500	4.28%
R A Young Investments Pty Ltd <Young Super Fund A/C>	300,057	3.99%
J P Morgan Nominees Australia Limited	297,506	3.96%
ANZ Nominees Limited <Cash Income A/C>	269,907	3.59%
National Nominees Limited	252,863	3.36%
Paul William Gardiner <The Gardiner Family A/C>	180,000	2.39%
Edwin Vowles	150,000	2.00%
Robert Cambridge & Mark Hickey & Geoffrey Hadwen <ABCAP Super Fund A/C>	115,290	1.53%
Steven Victor Coote	100,000	1.33%
Margaret Pryor	90,000	1.20%
William Kenneth Wheeler	82,857	1.10%
Cogent Nominees Pty Ltd	81,131	1.08%
Kelthorp Pty Ltd <Welsh Family A/C>	67,823	0.90%
UBS Nominees Pty Ltd	53,000	0.70%
Citicorp Nominees Pty Limited	51,264	0.68%
Fatiki Pty Ltd <Kell Family A/C>	50,000	0.67%
Andrew Pau	50,000	0.67%
Stephen Burkitt	45,032	0.60%
Total	4,031,041	53.62%

Voting Rights of Convertible Notes

Except in the circumstances required by the Listing Rules or the Corporations Act, Noteholders are not entitled to vote.

Options

As at 23 August 2006 the details of Options on issue are as follows:

Number of Option Holders	Number of Options on Issue
109	844,000

Voting Rights of Options

The ordinary shares issued on exercise of the options will rank equally with all other ordinary shares.

Corporate Directory

Board of Directors

Non-Executive Chairman
John Massey

Deputy Chairman
Graham Tamblyn

Managing Director
Andrew Buckley

Non-Executive Director
Ian Johnston

Executive Directors
Jeffrey Forbes
Trevor Johnson
Stephen Moss
James Verco

Chief Financial Officer & Company Secretary
Jeffrey Forbes

Joint Company Secretary
Mark Buggy

Registered Office
Cardno Limited
ABN 70 108 112 303
Level 1, 5 Gardner Close
Milton Queensland 4064
Phone: 07 3369 9822
Fax: 07 3369 9722
www.cardno.com

Share Registry
Link Market Services Limited
Level 12, 300 Queen Street
Brisbane Queensland 4000
Phone: 02 8280 7454 (Sydney Contact Centre)
Fax: 07 3228 4999
www.linkmarketservices.com.au

Auditors
William Buck
Chartered Accountants
Level 16, William Buck Centre
120 Edward Street
Brisbane Queensland 4000
Phone: 07 3233 3555
Fax: 07 3210 6183
www.williambuck.com.au

Lawyer
McCullough Robertson Lawyers
Level 11, Central Plaza Two
66 Eagle Street
Brisbane Queensland 4000
Phone: 07 3233 8888
Fax: 07 3229 9949
www.mccullough.com.au

Banker
ANZ
Level 3, 324 Queen Street
Brisbane Queensland 4000
Phone: 07 3228 5028
Fax: 07 3228 3979
www.anz.com

Below: Bolte Bridge, Melbourne.



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Below: African agricultural programs. Image courtesy of Karen Robinson / Panos Pictures.
Back Cover, Top: Alxa league environmental rehabilitation and management project (ALERM) in Inner Mongolia. Image courtesy of Se Hasibagen. Bottom: Coomera Waters Village and Resorts, Gold Coast.






Cardno
Shaping the Future
www.cardno.com

END